     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1996.

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
               ISSUER OF SENIOR DEBT SECURITIES REGISTERED HEREBY

                         FINA OIL AND CHEMICAL COMPANY
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     75-0990403
(State or other jurisdiction of incorporation    (I.R.S. employer identification number)
                or organization)

                             ---------------------

                                   FINA PLAZA
                              DALLAS, TEXAS 75206
                                 (214) 750-2400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
             GUARANTOR OF SENIOR DEBT SECURITIES REGISTERED HEREBY

                                   FINA, INC.
       (Exact name of additional registrant as specified in its charter)

                   DELAWARE                                     13-1820692
(State or other jurisdiction of incorporation    (I.R.S. employer identification number)
                or organization)

                             ---------------------
                                   FINA PLAZA
                              DALLAS, TEXAS 75206
                                 (214) 750-2400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               CULLEN M. GODFREY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                   FINA, INC.
                                   FINA PLAZA
                              DALLAS, TEXAS 75206
                                 (214) 750-2400
 (Name, address, including zip code, and telephone number, including area code, of agent for service for both registrants)
                             ---------------------
                                    Copy to:

                             DON J. MCDERMETT, JR.
                            THOMPSON & KNIGHT, P.C.
                              1700 PACIFIC AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 969-1700
                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM      PROPOSED MAXIMUM      AMOUNT OF
TITLE OF EACH CLASS OF                  AMOUNT TO BE        OFFERING PRICE      AGGREGATE OFFERING    REGISTRATION
  SECURITIES TO BE REGISTERED            REGISTERED          PER UNIT(1)             PRICE(1)             FEE
- ------------------------------------------------------------------------------------------------------------------
                                        $125,000,000
Senior Debt Securities, various           aggregate
  series.............................  principal amount          100%              $125,000,000        $43,103.50
- ------------------------------------------------------------------------------------------------------------------
Guarantee of Senior Debt Securities,
  various series.....................         --                 (2)                   (2)              None(3)
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.
(2) The additional registrant will not be paid any portion of the proceeds in respect of the Guarantee.
(3) Pursuant to Rule 457(n) under the Securities Act of 1933, no registration fee is required with respect to this Guarantee.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     [Form of Prospectus Supplement. A Prospectus Supplement in definitive form reflecting the terms of each series of Senior Debt Securities will accompany the definitive Prospectus in connection with each such series offered and sold pursuant to the Registration Statement.]

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED             , 199

                               $

                         FINA OIL AND CHEMICAL COMPANY
                            [SENIOR DEBT SECURITIES]
                            ------------------------
                 UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

                                   FINA, INC.
                            ------------------------
   [Summary of terms of the Senior Debt Securities to be completed at time of offering.]

     The [Senior Debt Securities] will be unsecured senior obligations of Fina Oil and Chemical Company (the "Company"), ranking pari passu with all other existing and future unsecured and unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The [Senior Debt Securities] will be unconditionally and irrevocably guaranteed on an unsecured basis by the Company's parent, FINA, Inc. ("FINA"), which guarantee shall rank pari passu with all other existing and future unsecured and unsubordinated indebtedness of FINA and senior in right of payment to all subordinated indebtedness of FINA. FINA has no direct debt outstanding to any third parties. All of the indebtedness reflected in FINA's consolidated financial statements constitutes indebtedness of its consolidated subsidiaries, including the Company. The [Senior Debt Securities] will be effectively subordinated to any and all existing and certain future secured indebtedness of the Company and any and all existing and future indebtedness (whether or not secured) of any subsidiary of the Company.

     The [Senior Debt Securities] will be issued in the form of one or more Global Securities (the "Global Securities") registered in the name of The Depository Trust Company (the "Depository") or its nominee. Interests in the Global Securities will be shown on, and transfers will be effected only through, records maintained by the Depository and its participants. Except as described herein, [Senior Debt Securities] in definitive form will not be issued. See "Description of [Senior Debt Securities]" in this Prospectus Supplement. The [Senior Debt Securities] will trade in the Depository's Same-Day Fund Settlement System until their maturity, and secondary market trading activity in the [Senior Debt Securities] will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
      OFFENSE.

                            ------------------------

                                               INITIAL PUBLIC     UNDERWRITING      PROCEEDS TO
                                             OFFERING PRICE(1)    DISCOUNT(2)        COMPANY(3)
                                             ------------------------------------------------------
Per [Senior Debt Security]...................         %                %                 %
Total........................................         $                $                 $

- ---------------

(1) Plus accrued interest, if any, from           , 199 .
(2) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" in this Prospectus Supplement.
(3) Before deducting estimated expenses of $        payable by the Company.

                            ------------------------

     The [Senior Debt Securities] are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject orders in whole or in part. It is expected that the [Senior Debt Securities] will be made through the facilities of the Depository on or about
            , 199 .

                            ------------------------
                                 [UNDERWRITERS]
                            ------------------------
         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS             , 199 .

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE [SENIOR DEBT SECURITIES] OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                USE OF PROCEEDS

     The net proceeds from the sale of the [Senior Debt Securities] are
estimated to be approximately $          (after deduction of underwriting
discounts and expenses payable by the Company). Such proceeds initially will be used by the Company to [repay existing borrowings].

                                 CAPITALIZATION

     The following table sets forth the capitalization of FINA and its consolidated subsidiaries (audited) and the Company and its consolidated
subsidiaries (unaudited) as of             , 199 and as adjusted (unaudited) to
give effect to the issuance of the [Senior Debt Securities] offered hereby and the application of the proceeds as indicated under "Use of Proceeds".

                                                                          , 199
                                                      ---------------------------------------------
                                                                                   FINA OIL AND
                                                                                     CHEMICAL
                                                                                   COMPANY AND
                                                           FINA, INC.
                                                        AND SUBSIDIARIES           SUBSIDIARIES
                                                      --------------------     --------------------
                                                                     AS                       AS
                                                      ACTUAL      ADJUSTED     ACTUAL      ADJUSTED
                                                      -------     --------     -------     --------
                                                                 (DOLLARS IN THOUSANDS)
Short-term obligations(1)(2)......................... $           $            $           $
Long-term debt(2):
  [Senior Debt Securities], offered hereby...........
  Senior notes(3)....................................
  Other indebtedness.................................
          Total debt.................................
Stockholders' Equity:
  Preferred stock of $1 par value; authorized
     4,000,000 shares; none issued...................
  Class A common stock of $.50 par value; authorized
     38,000,000 shares; issued           shares......
  Class B common stock of $.50 par value; authorized
     2,000,000 shares; issued           shares.......
  Additional paid-in capital.........................
  Retained earnings..................................
  Total stockholders' equity.........................
          Total debt and stockholders' equity........ $           $            $           $
                                                      =======     ========     =======     ========

- ---------------

(1) FINA itself has no outstanding debt to third parties, i.e. subsidiaries of FINA are the direct obligors on all of the debt reflected in the foregoing table.

(2)  As of           , 19  , after giving pro forma effect to the sale of the
     [Senior Debt Securities] offered hereby and the use of proceeds described above, the Company would have had approximately $ million of total unsubordinated indebtedness, approximately $ million of which was secured indebtedness.

(3)  In May 1993, the Company issued an aggregate of $275 million principal
     amount of its senior notes in a private placement, of which $     million
     principal amount is outstanding. See "Description of Senior Debt Securities" in the accompanying Prospectus.

                              [RECENT DEVELOPMENTS

          To be completed with additional information, if necessary.]

                    DESCRIPTION OF [SENIOR DEBT SECURITIES]

     The following description of the particular terms of the [Senior Debt Securities] offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the [Senior Debt Securities] set forth in the accompanying Prospectus.

GENERAL

                  [Terms to be completed at time of offering.]

GLOBAL SECURITIES

     The [Senior Debt Securities] will be issued in whole or in part in the form of one or more Global Securities deposited with, or on behalf of, the Depository and registered in the name of a nominee of the Depository. Except under the limited circumstances described in the Prospectus under "Description of Senior Debt Securities -- Global Securities," owners of beneficial interests in Global Securities will not be entitled to physical delivery of [Senior Debt Securities] in certificated form. Global Securities may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor. A further description of the Depository's procedures with respect to Global Securities representing the [Senior Debt Securities] is set forth in the Prospectus under "Description of Senior Debt Securities -- Global Securities". The Depository has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.

     The Depository has advised the Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may own beneficial interests in Global Securities held by the Depository only through participants.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom [Name(s) of Managing Underwriter(s)] are acting as representatives, has severally agreed to purchase from the Company, the principal amount of the [Senior Debt Securities] set forth opposite its name below.

                                                                               PRINCIPAL
                                                                           AMOUNT OF [SENIOR
                                 UNDERWRITER                               DEBT SECURITIES]
                                 -----------                               -----------------
    [Underwriters].......................................................     $
                                                                              -----------
              Total......................................................     $
                                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the [Senior Debt Securities] if any are purchased.

     The Underwriters propose to offer the [Senior Debt Securities] in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities
dealers at such price less a concession not to exceed      % of the principal
amount of the [Senior Debt Securities]. The Underwriters may allow, and such
dealers may reallow, a concession not to exceed      % of the principal amount
of the [Senior Debt Securities] to certain brokers and dealers. After the [Senior Debt Securities] are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The [Senior Debt Securities] are a new issue of securities with no established trading market. [The Company has been advised by the Underwriters that they presently intend to make a market in the [Senior Debt Securities], but the Underwriters are not obligated to do so and may discontinue any market making activities at any time without notice.] No assurance can be given as to the existence or the liquidity of any trading market for the [Senior Debt Securities].

     The Company has agreed to indemnify the several Underwriters with respect to certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     [Description of any other business relationships with the Underwriters.]

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 26, 1996

PROSPECTUS

                         FINA OIL AND CHEMICAL COMPANY

                             SENIOR DEBT SECURITIES
                             ---------------------
                 UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

                                   FINA, INC.
                             ---------------------
     Fina Oil and Chemical Company (the "Company" or "FOCC") may from time to time issue and offer up to $125,000,000 (or its equivalent in other currencies) aggregate principal amount of unsecured senior debt securities (the "Senior Debt Securities") consisting of bonds, debentures, notes and/or other unsecured evidences of indebtedness in one or more series. The Senior Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. The Senior Debt Securities will be unconditionally guaranteed on an unsecured basis by the Company's parent, FINA, Inc. ("FINA" or the "Guarantor"). The Company is a wholly-owned subsidiary of FINA. An accompanying Prospectus Supplement will set forth, with regard to the Senior Debt Securities in respect of which this Prospectus is being delivered, the terms of the Senior Debt Securities, including, where applicable, the specific designation, priority, aggregate principal amount, denominations, currency of issue and payment, maturity, rate (which may be fixed or variable) and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Senior Debt Securities. The Senior Debt Securities, when issued, will, except under certain circumstances, rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The Company may sell Senior Debt Securities to or through underwriters, and also may sell Senior Debt Securities directly to other purchasers or through agents. An accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Senior Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

     The Senior Debt Securities will be unsecured obligations of the Company, ranking pari passu with all other existing and future unsecured and unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Senior Debt Securities will be unconditionally and irrevocably guaranteed on an unsecured basis by the Company's parent, FINA, which guarantee shall rank pari passu with all other existing and future unsecured and unsubordinated indebtedness of FINA and senior in right of payment to all subordinated indebtedness of FINA. FINA has no direct debt outstanding to any third parties. All of the indebtedness reflected in FINA's consolidated financial statements constitutes indebtedness of its consolidated subsidiaries, including the Company. As of May 31, 1996, after giving pro forma effect to the sale of the Senior Debt Securities offered hereby and the use of proceeds described in the Prospectus Supplement accompanying this Prospectus, the Company would have had approximately $549 million of total unsubordinated indebtedness, approximately $17.9 million of which was secured indebtedness. The Senior Debt Securities will be effectively subordinated to any and all existing and future secured indebtedness of the Company and any and all existing and certain future indebtedness (whether or not secured) of any subsidiary of the Company.

     The indenture under which the Senior Debt Securities will be issued does not contain any limitation on the ability of the Company or FINA to incur additional debt or on the ability of the Company's or FINA's subsidiaries to incur additional debt to the Company or FINA or to unaffiliated third parties. See "Description of Senior Debt Securities" in this Prospectus.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus may not be used to consummate sales of Senior Debt Securities unless accompanied by a Prospectus Supplement.
                             ---------------------
              The date of this Prospectus is             , 199  .

                             AVAILABLE INFORMATION

     Fina Oil and Chemical Company, a Delaware corporation (herein and in the Prospectus Supplement referred to as the "Company" or "FOCC"), and FINA, Inc., a Delaware corporation (which, together with its subsidiaries consolidated for financial reporting purposes, is herein and in the Prospectus Supplement referred to as "FINA" or the "Parent," unless otherwise specified herein or the context requires otherwise), have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Senior Debt Securities offered hereby and FINA's guarantee applicable thereto. This Prospectus and the Prospectus Supplement, which form a part of the Registration Statement, do not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

     FINA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Certain current information concerning such corporation's directors and officers and their remuneration, options granted to them, the principal holders of securities and any material interest of such persons in transactions with FINA is disclosed in a proxy statement distributed to shareholders of FINA and in certain of FINA's reports filed with the Commission. As long as FINA is subject to such periodic and information reporting requirements, it will file all reports, proxy statements and other information with the Commission required thereby. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Branch of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material may also be inspected and copied at the offices of the American Stock Exchange, Information Center, 86 Trinity Place, New York, New York 10006.

     FOCC is not subject to the informational requirements of the Exchange Act.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by FINA with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          1. The Annual Report on Form 10-K of FINA for the fiscal year ended December 31, 1995, as amended;

          2. The Quarterly Report on Form 10-Q of FINA for the quarter ended March 31, 1996, as amended; and

          3. All other documents filed by FINA pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Senior Debt Securities offered hereby.

     FINA's Annual Reports on Form 10-K (subsequent to the Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended) will include summary information concerning FOCC, and FINA's Quarterly Reports on Form 10-Q (subsequent to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, as amended) will also include FOCC summary financial information.

     Any statement or other information contained herein or in a document or information incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement or other information contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement or other information. Any such statement or other information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus and the Prospectus Supplement have been delivered, upon the request of any such person, a copy of any and all of the documents which have been or may be incorporated by reference in this Prospectus and the Prospectus Supplement, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Cullen M. Godfrey, Senior Vice President, Secretary and General Counsel, FINA, Inc., Fina Plaza, Dallas, Texas 75206, telephone (214) 750-2400.

                                  THE COMPANY

     The Company, which is a wholly-owned subsidiary of FINA, is engaged in three principal lines of business: (1) crude oil and natural gas exploration and production; (2) petroleum products refining, supply and transportation, and marketing; and (3) chemicals manufacturing and marketing.

     The Company was incorporated in Delaware in 1958 as American Petrofina Company of Texas, and the address of its principal executive office is Fina Plaza, Dallas, Texas 75206, and its telephone number is (214) 750-2400.

                                 THE GUARANTOR

GENERAL

     FINA was organized in 1956 as American Petrofina, Incorporated and is part of an international group of approximately 166 companies in 34 countries which are affiliated with PetroFina S.A., a publicly-held corporation organized under the laws of the Kingdom of Belgium. Petrofina Delaware, Incorporated ("PDI") owns approximately 85% and 100% of the Class A and Class B common stock of FINA, respectively. PetroFina S.A. owns 100% of American Petrofina Holding Company which owns 75% of the outstanding stock of PDI. The remaining 25% of PDI's outstanding stock is owned by PetroFina S.A.

     Through its operating subsidiaries, FINA is engaged in three principal lines of business: (1) crude oil and natural gas exploration and production, and natural gas marketing, (2) petroleum products refining, supply and transportation, and marketing; and (3) chemicals manufacturing and marketing (primarily petrochemicals and plastics, including polypropylene, polystyrene, styrene monomer and high density polyethylene) and the licensing of certain chemical processes to others. Crude oil and natural gas exploration and production, petroleum products refining, supply and transportation, and marketing are conducted through the Company; natural gas marketing is conducted through Fina Natural Gas Company; the licensing of proprietary processes to others is conducted through Fina Technology, Inc.; and petrochemical and plastics manufacturing and marketing are conducted through the Company and through Cos-Mar Company, a 50%-owned joint venture.

LEGAL PROCEEDINGS

     As of December 31, 1995, neither FINA nor any of its subsidiaries was a party to, nor was any of their property subject to, any uninsured material pending legal proceedings or claim which exceeds 10% of FINA's current assets. For a description of certain proceedings involving environmental claims in excess of $100,000, please see Item 3, "Legal Proceedings," in FINA's Annual Report on Form 10-K for the year ended December 31, 1995, as amended. A reserve has been established for environmental contingencies in accordance with FINA's practice regarding environmental costs. The level of future expenditures for environmental matters, including clean-up obligations, is impossible to determine with any degree of accuracy.

                                USE OF PROCEEDS

     Except as otherwise provided in the related Prospectus Supplement, the net proceeds from the sale of the Senior Debt Securities will be used for general corporate purposes, including acquisitions and the reduction of short-term and long-term borrowings. Any specific allocation of the net proceeds of an offering of the Senior Debt Securities will be described in the related Prospectus Supplement. The precise amount and timing of sales of the Senior Debt Securities will be dependent on the Company's capital requirements, market conditions and the availability and cost of other funds to the Company.

                     RATIO OF EARNINGS TO FIXED CHARGES(1)

                                           FOR THE THREE
                                              MONTHS
                                          ENDED MARCH 31,    FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                          ---------------    ----------------------------------------
                                           1996     1995     1995     1994     1993     1992     1991
                                           ----     ----     ----     ----     ----     ----     ----
                                            (UNAUDITED)
FOCC...................................    3.9x     4.1x     3.4x     3.6x     2.4x     1.2x     1.6x
FINA...................................    5.1x     4.2x     3.5x     3.7x     2.3x     1.2x     1.5x

- ---------------

(1) The ratio of earnings to fixed charges is computed for each of FOCC and FINA as a whole, including each such entity's consolidated subsidiaries. For purposes of calculating this ratio, earnings consist of consolidated income before income taxes and fixed charges. Fixed charges consist of interest on outstanding debt and one-third of net rentals (representing the portion of such rentals estimated to be attributable to interest).

                       SUMMARY OF SELECTED FINANCIAL DATA
FINA

     The following is a summary of certain selected financial data related to FINA for the three months ended March 31, 1996 and 1995, and for each of the years in the five-year period ended December 31, 1995. The data as of and for each of the years in the five-year period ended December 31, 1995 is derived from the consolidated financial statements of FINA audited by KPMG Peat Marwick LLP, independent certified public accountants. The December 31, 1995 and 1994 consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, as supplemented to include certain summary financial data concerning FOCC, are included in this Prospectus. See "Index to Consolidated Financial Statements of FINA, Inc." herein. Such audited financial statements differ from those incorporated by reference in FINA's Annual Report on Form 10-K for the year ended December 31, 1995 only to the extent that the audited financial statements included herein contain such additional data concerning FOCC. The data as of and for the three months ended March 31, 1996 and 1995 is derived from the unaudited consolidated financial statements of FINA included in the Quarterly Report on Form 10-Q of FINA for the quarter ended March 31, 1996. Such unaudited consolidated financial statements, as supplemented to include certain summary financial data concerning FOCC, are included in this Prospectus. See "Index to Consolidated Financial Statements of FINA, Inc." herein. Such unaudited financial statements differ from those included in such Quarterly Report on Form 10-Q in that the unaudited financial statements included herein contain such additional data concerning FOCC. Such unaudited financial statements reflect all adjustments which in the opinion of management are necessary for a fair presentation of the results of such interim periods. The interim results of operations for the three months ended March 31, 1996 are not necessarily indicative of results for the entire year. The following summary is qualified in its entirety by the financial statements and the notes thereto included in this Prospectus.

                                          FOR THE THREE MONTHS
                                             ENDED MARCH 31,                  FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            1996         1995         1995         1994         1993         1992         1991
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, RATIO'S AND %'S)
INCOME STATEMENT DATA:
Revenues:
  Sales................................. $  965,115   $  863,188   $3,606,637   $3,421,112   $3,416,223   $3,397,523   $3,336,353
  Interest and other income, net........     (2,715)      (1,850)     (11,111)      15,987      103,605       11,241        2,858
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total revenues..................    962,400      861,338    3,595,526    3,437,099    3,519,828    3,408,764    3,339,211
Cost of raw materials and products
  purchased.............................    724,868      636,774    2,673,521    2,525,139    2,637,843    2,619,541    2,526,811
Operating profit(1).....................     70,011       65,246      215,023      180,971       47,466       67,929      117,512
Depreciation, depletion, amortization
  and lease impairment(2)...............     39,683       38,445      213,964      185,961      198,341      194,804      190,947
Interest expense........................      9,738       11,958       42,834       44,601       54,956       59,060       66,807
Earnings before income taxes and
  cumulative effect of accounting
  change................................     57,558       51,438      161,078      152,357       96,115       20,110       53,563
Income taxes............................     19,536       17,948       56,653       50,316       25,762       (4,028)      11,555
Earnings before cumulative effect of
  accounting change.....................     38,022       33,490      104,425      102,041       70,353       24,138       42,008
Cumulative effect of accounting
  change(3).............................         --           --           --           --           --      (34,320)          --
Net earnings (loss).....................     38,022       33,490      104,425      102,041       70,353      (10,182)      42,008
Net earnings prior to the adoption of
  SFAS 121..............................         --           --      142,598           --           --           --           --
Earnings per common share(4):
  Earnings before cumulative effect of
    accounting change................... $     1.22   $     1.07   $     3.35   $     3.27   $     2.26   $     0.77   $     1.35
  Cumulative effect of accounting
    change(3)...........................         --           --           --           --           --        (1.10)          --
  Net earnings (loss)...................       1.22         1.07         3.35         3.27         2.26        (0.33)        1.35
  Net earnings prior to the adoption of
    SFAS 121............................         --           --         4.57           --           --           --           --
Ratio of earnings to fixed charges(5)...        5.1          4.2          3.5          3.7          2.3          1.2          1.5
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets............................ $2,582,921   $2,518,488   $2,487,718   $2,493,862   $2,511,353   $2,924,475   $2,916,341
Long-term debt and lease obligations,
  excluding current installments........    494,899      528,035      498,446      532,148      766,476      950,960      911,521
Total debt obligations..................    554,619      651,118      553,920      650,162      810,732    1,214,701    1,112,575
Stockholders' equity....................  1,197,523    1,162,716    1,178,057    1,144,807    1,098,827    1,076,966    1,135,923
Total debt-to-total capitalization(6)...       31.7%        35.9%        32.0%        36.2%        42.5%        53.0%        49.5%
OTHER FINANCIAL DATA:
Average shares outstanding(4)...........     31,210       31,190       31,198       31,188       31,180       31,126       31,059
Cash dividends per share(4)............. $     0.60   $     0.50   $     2.30   $     1.80   $     1.60   $     1.60   $     1.60
Capital Expenditures.................... $   38,991   $   22,398   $  218,436   $  136,381   $  125,472   $  211,442   $  296,590

- ---------------

(1) Operating profit is defined as sales and other operating revenues less cost of raw materials and products purchased; direct operating expenses, selling, general and administrative expenses; taxes other than on income, dryhole and abandonments; depreciation, depletion, amortization and lease impairments.

(2) Fiscal year 1995 depreciation, depletion, amortization and lease impairment includes $58,723 for adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" ("SFAS 121").

(3) Cumulative effect to January 1, 1992 of change in accounting for postretirement benefits other than pensions.

(4) Adjusted for effects of May 1995 stock split.

(5) Earnings consist of consolidated income before income taxes and fixed charges. Fixed charges consist of interest on outstanding debt and one third of net rentals (representing the portion of such rentals estimated to be attributable to interest).

(6) Capitalization consists of total debt obligations and stockholders' equity.

THE COMPANY

     The following is a summary of certain selected financial data related to the Company for the three months ended March 31, 1996 and 1995 and for each of the years in the five-year period ended December 31, 1995.

                                        FOR THE THREE MONTHS
                                           ENDED MARCH 31,                  FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          1996         1995         1995         1994         1993         1992         1991
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, RATIO'S AND %'S)
INCOME STATEMENT DATA:
Revenues:
  Sales............................... $  857,808   $  806,157   $3,363,505   $3,013,957   $3,099,097   $3,176,250   $3,219,002
  Interest and other income, net......     (2,681)      (1,848)     (11,616)      13,930       99,787          864        1,609
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total revenues................    855,127      804,309    3,351,889    3,027,887    3,198,884    3,177,114    3,220,611
Cost of raw materials and products
  purchased...........................    633,791      582,761    2,441,862    2,134,075    2,329,228    2,405,303    2,425,363
Operating profit(1)...................     53,480       64,204      207,358      176,539       55,344       76,008      119,028
Depreciation, depletion, amortization
  and lease impairment(2).............     39,044       37,689      210,927      182,952      190,985      184,017      181,754
Interest expense......................      9,744       11,972       42,918       44,650       54,984       59,054       66,736
Earnings before income taxes and
  cumulative effect of accounting
  change..............................     41,055       50,384      152,824      145,819      100,147       17,818       53,901
Income taxes..........................     13,935       17,580       53,750       48,157       26,843       (3,569)      11,628
Earnings before cumulative effect of
  accounting change...................     27,120       32,804       99,074       97,662       73,304       21,387       42,273
Cumulative effect of accounting
  change(3)...........................         --           --           --           --           --      (34,320)          --
Net earnings (loss)...................     27,120       32,804       99,074       97,662       73,304      (12,933)      42,273
Net earnings prior to the adoption of
  SFAS 121............................         --           --      137,247           --           --           --           --
Ratio of earnings to fixed
  charges(4)..........................        3.9          4.1          3.4          3.6          2.4          1.2          1.6
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets.......................... $2,500,150   $2,450,977   $2,400,928   $2,408,424   $2,408,484   $2,804,674   $2,746,386
Long-term debt and lease obligations,
  excluding current installments......    494,899      528,035      498,446      532,148      766,476      950,960      911,521
Total debt obligations................    554,619      651,118      553,920      650,162      810,732    1,214,701    1,112,575
OTHER FINANCIAL DATA:
Capital expenditures.................. $   38,509   $   22,101   $  216,240   $  132,924   $  122,011   $  208,964   $  292,811

- ---------------

(1) Operating profit is defined as sales and other operating revenues less cost of raw materials and products purchased; direct operating expenses, selling, general and administrative expenses; taxes other than on income, dryhole and abandonments; depreciation; depletion, amortization and lease impairments.

(2) Fiscal year 1995 depreciation, depletion, amortization and lease impairment includes $58,723 for adoption of SFAS 121.

(3) Cumulative effect to January 1, 1992 of change in accounting for postretirement benefits other than pensions.

(4) Earnings consist of consolidated income before income taxes and fixed charges. Fixed charges consist of interest on outstanding debt and one-third of net rentals (representing the portion of such rentals estimated to be attributable to interest).

                     DESCRIPTION OF SENIOR DEBT SECURITIES

GENERAL

     The Senior Debt Securities are to be issued from time to time in one or more series under an indenture (the "Indenture"), as supplemented from time to time by an indenture supplement with respect to each series (each, an "Indenture Supplement"), to be entered into between the Company, as issuer, FINA, as guarantor, and Texas Commerce Bank National Association, as Trustee.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and qualified in their entirety by reference to, all provisions of the Indenture and the related Indenture Supplement, including the definitions of certain terms contained in the Indenture. In particular, the term "Company" as used in the Indenture and the related Indenture Supplement and in this section of the Prospectus means Fina Oil and Chemical Company without its subsidiaries. Copies of the Indenture and Indenture Supplement have been or will be filed as exhibits with the Commission. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Indenture. Article and section numbers set forth below refer to provisions of the Indenture unless otherwise noted.

     The Senior Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities offered hereby will be limited to Senior Debt Securities having an aggregate principal amount not to exceed $125,000,000 or the equivalent thereof in any currency, although the Indenture provides that additional senior debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors. The Company may from time to time, without the consent of the holders of any of the Senior Debt Securities offered hereby, authorize the issuance of future series of Senior Debt Securities in addition to those authorized as of the date of this Prospectus or any related Prospectus Supplement. See "Capitalization" in the accompanying Prospectus Supplement and "-- Priority" herein.

     The Indenture under which the Senior Debt Securities are to be issued does not contain any limitation on the ability of the Company or FINA to incur additional debt or on the ability of FINA's subsidiaries to incur additional debt to the Company or FINA or to unaffiliated third parties. See
"Capitalization" in the accompanying Prospectus Supplement and "-- Priority" and "-- Certain Covenants" herein.

     The particular terms of each series of Senior Debt Securities, as well as any modification or addition to the general terms of the Senior Debt Securities as herein described which may be applicable to a particular series of Senior Debt Securities, are described in the Prospectus Supplement relating to such series of Senior Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Senior Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and the description of Senior Debt Securities set forth in this Prospectus. In addition to the provisions of the Senior Debt Securities hereinafter described, the Prospectus Supplement relating to each particular series of Senior Debt Securities will set forth or describe: (1) the title of such Senior Debt Securities; (2) any limit on the aggregate principal amount of such Senior Debt Securities; (3) the percentage of their principal amount at which such Senior Debt Securities will be issued; (4) the date or dates on which such Senior Debt Securities will mature; (5) the rate or rates per annum (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Senior Debt Securities will bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method by which such date or dates shall be determined, and the times at which any such interest will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which such Senior Debt Securities may be redeemed, in whole or in part, at the option of the Company or the holder, if the Company or the holder is to have such an option; (8) the obligation, if any, of the Company to redeem, repay or purchase such Senior Debt Securities pursuant to any sinking fund or analogous provision and the period or periods within which, the price or prices at which and the terms and conditions upon which such Senior Debt Securities shall be redeemed, repaid or purchased, in whole or part, pursuant to such obligation; (9) the denominations in which such Senior Debt Securities are authorized to be issued and the currencies in which such Senior Debt Securities are issued or payable; (10) any additional Event of Default with respect to such Senior Debt Securities; (11) whether such Senior Debt Securities are to be issued in whole or in part in the form of one or more global securities ("Global Securities") and, if so, the identity of a depository for such Global Security or Securities; and (12) any other terms of such Senior Debt Securities not inconsistent with the provisions of the Indenture, or any provisions expressly amending the Indenture with respect to the series of Senior Debt Securities to which such Prospectus Supplement relates.

     If the principal of (and premium, if any) or interest, if any, on any Senior Debt Securities are to be payable in any currency other than U.S. dollars or, at the election of the Company or a holder thereof, in one or more currencies or composite currencies, or if any index is used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on any series of Senior Debt Securities, any special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

     Some of the Senior Debt Securities may be issued as original issue discount Senior Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates), to be sold at a discount below their stated principal amount. Federal income tax, accounting and other special considerations applicable to any such original issue discount Senior Debt Securities will be described in the Prospectus Supplement relating thereto.

     The Indenture does not contain any restriction on the Company's ability to enter into a highly leveraged transaction or any provision affording special protection to holders of Senior Debt Securities in the event the Company engages in a highly leveraged transaction. Further, the Indenture does not contain any provisions that would provide protection to holders of Senior Debt Securities upon a sudden and dramatic decline in the credit quality of the Company resulting from a takeover, recapitalization or similar restructuring of the Company.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, principal of and premium, if any, and interest on the Senior Debt Securities will be payable, and the Senior Debt Securities will be exchangeable and transfers thereof will be registrable, at the office or agency of the Company designated for that purpose in Dallas, Texas (initially the office of the Trustee), and any other office or agency of the Company designated for that purpose, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Senior Debt Security Register. (Sections 2.04, 2.06 and 5.02.)

     The Company will from time to time execute and deliver Senior Debt Securities to the Trustee for authentication and delivery, and the Trustee will authenticate and deliver such Senior Debt Securities upon written order of the Company. No service charge will be made for any transfer or exchange of the Senior Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06.)

GUARANTEE BY FINA

     FINA will unconditionally guarantee the due and punctual payment of the principal of (and premium, if any) and interest, if any, on the Senior Debt Securities, and the due and punctual payment of any sinking fund or analogous payments (including all additional amounts), when and as the same shall become due and payable, whether at maturity, upon redemption, by declaration of acceleration or otherwise. Holders of Senior Debt Securities need not exhaust their recourse against the Company prior to proceeding against FINA under the Guarantee. (Article Three).

     The Guarantee will be a direct, unsecured and unsubordinated obligation of FINA and will rank equally and ratably with other unsecured and unsubordinated indebtedness of FINA. FINA has no direct debt outstanding to any third parties. All of the indebtedness reflected in FINA's consolidated financial statements constitutes indebtedness of its consolidated subsidiaries, including the Company.

PRIORITY

     The Senior Debt Securities offered hereby will rank equally with the Company's other general unsecured and unsubordinated indebtedness, including indebtedness from time to time outstanding to banks and other unaffiliated lenders. The Senior Debt Securities will be effectively subordinated to any and all existing and certain future secured indebtedness of the Company and any and all existing and future indebtedness (whether or not secured) of any subsidiary of the Company. As of May 31, 1996, after giving pro forma effect to the sale of the Senior Debt Securities offered hereby and the use of proceeds described in the Prospectus Supplement accompanying this Prospectus, the Company would have had approximately $549 million of total unsubordinated indebtedness, approximately $17.9 million of which was secured indebtedness. As of May 31, 1996, none of the Company's subsidiaries had any outstanding indebtedness and the Company had no outstanding indebtedness that would have been subordinated in right of payment to the Senior Debt Securities. All series of Senior Debt Securities of the Company issued under the Indenture will rank pari passu in right of payment with each other. See "Capitalization" in the accompanying Prospectus Supplement.

     The Indenture provides that additional senior debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors. Any such additional senior debt securities would rank pari passu in right of payment with the Senior Debt Securities offered hereby. Further, the Indenture does not prohibit the Company from entering into additional indentures and issuing thereunder additional debt securities that may rank pari passu in right of payment to the Senior Debt Securities offered hereby.

CERTAIN COVENANTS

     Liens. The Indenture provides that so long as any Senior Debt Securities are outstanding, FINA will not, and will not permit any Restricted Subsidiary, including the Company, to, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any property or assets owned by FINA or any Restricted Subsidiary to secure any Indebtedness, without making effective provision whereby outstanding Senior Debt Securities shall (so long as such other indebtedness shall be so secured) be equally and ratably secured. (Section 5.07.)

     Under the terms of the Indenture, the foregoing limitation does not apply to (a) any mortgage, pledge, security interest, lien or encumbrance upon any property or assets created at the time of the acquisition of such property or assets by FINA or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets;
(b) any mortgage, pledge, security interest, lien or encumbrance upon any property or assets existing thereon at the time of the acquisition thereof by FINA or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by FINA or any Restricted Subsidiary); (c) any mortgage, pledge, security interest, lien or encumbrance upon any property or assets, whenever acquired, of any corporation or other entity that becomes a Restricted Subsidiary after the date of the Indenture, provided that (i) the instrument creating such mortgage, pledge, security interest, lien or encumbrance shall be in effect prior to the time such corporation or other entity becomes a Restricted Subsidiary and (ii) such mortgage, pledge, security interest, lien or encumbrance shall only apply to properties or assets owned by such corporation or other entity at the time it becomes a Restricted Subsidiary or thereafter acquired by it from sources other than FINA or another Restricted Subsidiary;
(d) any mortgage, pledge, security interest, lien or encumbrance arising from or in connection with a conveyance by FINA or a Restricted Subsidiary of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulphur, helium, coal, metals, minerals, steam, timber or other natural resources; (e) any mortgage, pledge, security interest, lien or encumbrance in favor of FINA or any wholly-owned subsidiary; (f) any mortgage, pledge, security interest, lien or encumbrance created or assumed by FINA or a Restricted Subsidiary in connection with the issuance of debt securities the interest on which is excludable from gross income of the holder of such security pursuant to the Internal Revenue Code of 1986, as amended, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by FINA or a Subsidiary; (g) any extension, renewal or refunding of any mortgage, pledge, security interest, lien or encumbrance securing any Indebtedness in an amount which, together with all other Indebtedness secured by a mortgage, pledge, security interest, lien or encumbrance that is not otherwise permitted by the foregoing provisions, does not at the time of the incurrence of the Indebtedness so secured exceed 15% of FINA's Consolidated Net Tangible Assets.

     Sale and Leaseback Transactions. The Indenture provides that so long as any Senior Debt Securities are outstanding, FINA will not enter into and will not permit a Restricted Subsidiary, including the Company, to enter into any Sale and Leaseback Transaction with respect to any principal property owned by FINA or such Restricted Subsidiary, unless (a) such Sale and Leaseback Transaction involves a lease for a term of not more than three years; (b) such Sale and Leaseback Transaction is between FINA or such Restricted Subsidiary and a Subsidiary; (c) FINA or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage, pledge or other lien or encumbrance on such Principal Property involved in such Sale and Leaseback Transaction at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Senior Debt Securities of any applicable series pursuant to the covenant concerning future liens described above; or (d) the proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value thereof and FINA applies an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Leaseback Transaction within 180 days of such sale to either (or a combination) of (i) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of long-term debt of FINA or a Restricted Subsidiary (other than long-term debt that is subordinated to the Senior Debt Securities) or (ii) the purchase, construction or development of other comparable property. (Section 5.08.)

EVENTS OF DEFAULT AND NOTICE THEREOF

     The Indenture defines an Event of Default with respect to any series of Senior Debt Securities as being any one of the following events and such other events as may be established for the Senior Debt Securities of a particular series (as set forth in the related Prospectus Supplement): (a) failure to pay interest on the Senior Debt Securities when due, continued for 30 days; (b) failure to pay principal (including any sinking fund installment) of or premium, if any, on the Senior Debt Securities when due; (c) failure to observe or perform any other covenant of the Company set forth in the Indenture or the Senior Debt Securities of such series, continued for 60 days after notice as provided in the Indenture; (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company or FINA; and (e) any default or event of default under any of the Company's $275 million principal amount of senior notes issued in a 1993 private placement (collectively, the "Private Placement Notes"), which default or event of default results in the Private Placement Notes being declared due and payable prior to maturity, without such acceleration having been rescinded or annulled, within 15 days of notice from the Trustee or the holders of 25% of the Senior Debt Securities. (Section 7.01.)

     Within 90 days after the occurrence of a Default known to the Trustee, the Trustee is required to transmit notice thereof to the holders of the Senior Debt Securities. Except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Senior Debt Security, or in the payment of any sinking fund installment, the Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of holders of the Senior Debt Securities. (Section 7.07.) If an Event of Default in respect of a particular series of Senior Debt Securities shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of such series outstanding may declare the principal of such series due and payable immediately. (Section 7.01.) However, if prior to the entry of any judgment or decree for the accelerated amount, the Company shall pay or deposit with the Trustee all principal, premium, if any, and interest arrearage, then the holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of the affected series shall have the right to waive all defaults and the consequences of having declared all principal payments due. Such waiver will not, however, be operative as against nor impair any rights arising as a result of any subsequent Event of Default with respect to such series. (Section 7.01.) The Trustee will not be charged with knowledge of any Event of Default other than the Company's failure to make principal and interest payments unless actual written notice thereof is received by the Trustee. (Section 7.01.) No Event of Default with respect to a particular series of Senior Debt Securities necessarily constitutes an Event of Default with respect to any other series of Senior Debt Securities.

     The Indenture contains provisions regarding limitations on the right to institute legal proceedings. No holder of any Senior Debt Securities of a particular series shall have the right to institute an action or proceeding for rights arising under the Indenture unless (i) such holder has given written notice of default to the Trustee; (ii) the holders of not less than 25% of the aggregate principal amount of Senior Debt Securities of such series shall have made a written request to the Trustee to institute an action and offered the Trustee such reasonable indemnification as it may require; (iii) the Trustee shall not have commenced such action within 60 days of receipt of such notice and indemnification offer; and (iv) no direction inconsistent with such request has been given to the Trustee by the holders of not less than a majority of the aggregate principal amount of the Senior Debt Securities of such series then outstanding. Notwithstanding the foregoing, subject to applicable law and any applicable subordination provisions, nothing shall prevent the holders of Senior Debt Securities from enforcing payment of the principal of or premium, if any, or interest on their Senior Debt Securities. No holder of Senior Debt Securities of a particular series may have the right to prejudice the rights or obtain priority or preference over the rights of any other holder of Senior Debt Securities of such series. (Section 7.04.)

     The holders of a majority in aggregate principal amount of the Senior Debt Securities of such series outstanding at the time may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided, however, that the Trustee shall have the right to decline to follow such direction if, being advised by counsel, the Trustee determines that the action so directed may not lawfully be taken, or if the Trustee in good faith determines that the action so directed would be unduly prejudicial to the holders of the Senior Debt Securities not taking part in such action or would involve the Trustee in personal liability. (Section 7.06.)

     The Indenture provides that, in case an Event of Default in respect of a particular series of Senior Debt Securities shall occur (which shall not have been cured or waived), the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 8.01.) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or power under the applicable Indenture at the request of any of the holders of the Senior Debt Securities of such series unless they shall have offered to the Trustee reasonable security or indemnity. (Section 8.02.)

     The Company will be required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the Indenture. (Section 5.06.)

GLOBAL SECURITIES

     The Senior Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with or on behalf of a depository located in the United States (a "Depository") identified in the Prospectus Supplement relating to such series.

     The specific terms of the depository arrangements with respect to any Senior Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Unless otherwise specified in an applicable Prospectus Supplement, Senior Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depository will be represented by a Global Security registered in the name of such depository or its nominee. Upon the issuance of a Global Security in registered form, the Depository for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Senior Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depository or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Senior Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Securities will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Securities. Ownership of beneficial interests in Global Securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depository for a Global Security in registered form, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing the Senior Debt Securities. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have Senior Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Senior Debt Securities of such series in definitive form, and will not be considered the owners or holders thereof under the applicable Indenture.

     Payment of principal of, premium, if any, and any interest on Senior Debt Securities of a series registered in the name of or held by a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Senior Debt Securities. None of the Company, the Trustee, any Paying Agent, or the Senior Debt Security Registrar for such Senior Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Senior Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for Senior Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and such payments will be the responsibility of such participants. However, the Company has no control over the practices of the Depository and/or the participants and there can be no assurance that these practices will not be changed.

     A Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. If a Depository for Senior Debt Securities of a series is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Senior Debt Securities of such series in definitive registered form in exchange for the Global Security or Securities representing such Senior Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Senior Debt Securities of a series in registered form represented by one or more Global Securities and, in such event, will issue Senior Debt Securities in definitive form in exchange for the Global Security or Securities representing such Senior Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Senior Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Senior Debt Securities registered in its name.

DEFEASANCE

     The Company may terminate its obligations under the Indenture with respect to the Senior Debt Securities of a series at any time by acquiring and delivering all outstanding Senior Debt Securities of such series to the Trustee for cancellation. The Company may also terminate all of its obligations under the Indenture with respect to the Senior Debt Securities of a series, other than its obligations in respect of payment of principal of and interest on the Senior Debt Securities of such series, at any time by depositing in trust with the Trustee money or non-callable U.S. Government Obligations sufficient to pay all remaining indebtedness on the Senior Debt Securities of such series. Money or securities so deposited in trust with the

Trustee is for the sole benefit of the holders of the Senior Debt Securities of such series. As a condition to defeasance, the Company must deliver to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that holders of such Senior Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance. Purchasers of such Senior Debt Securities should consult their own advisors with respect to the tax consequences to them of defeasance, including the applicability and effect of tax laws other than the Federal income tax law. (Section 13.01.)

MERGER AND CONSOLIDATION

     The Company may merge with another corporation if the Company is the surviving corporation, or may consolidate with or merge into another corporation or transfer all or substantially all of its assets to another corporation if the resulting, surviving or transferee corporation assumes all obligations of the Company under the Senior Debt Securities of each series and the Indenture, and is not immediately thereafter in default under any covenant in the Indenture. FINA may merge with another corporation if FINA is the surviving corporation, or may consolidate with or merge into another corporation or transfer all or substantially all of its assets to another corporation if the resulting, surviving or transferee corporation assumes all obligations of FINA in respect of the Guarantee and the Indenture, and is not immediately thereafter in default under any covenant of the Indenture. (Article Twelve.)

MODIFICATION OF THE INDENTURE

     With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Senior Debt Securities of a particular series, the Indenture, the rights and obligations of the Company and the rights of the holders of such series of Senior Debt Securities may be modified by the Company and the Trustee. However, no modification of the terms of payment of principal of or premium, if any, or interest on Senior Debt Securities of any series, and no modification reducing the percentage of outstanding Senior Debt Securities of a series required for modification, will be effective against any holder of a Senior Debt Security of such series affected thereby without the holder's consent. The Company, the Guarantor and the Trustee may also enter into supplemental indentures, without obtaining the consent of the holders of any series of Senior Debt Securities, to cure any ambiguity or to correct or supplement any provision of the Indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the Trustee or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of the holders of the Senior Debt Securities. Such supplemental indentures may also be entered into without the consent of holders of any series of Senior Debt Securities to set forth the terms of additional series of Senior Debt Securities, to evidence the succession of another person to the Company or the Guarantor or to add to the covenants of the Company or the Guarantor. (Article Eleven.)

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

     The Indenture provides that, in addition to such other certificates or opinions as may be specifically required by other provisions of the Indenture, every application by the Company for action by the Trustee thereunder shall be accompanied by a certificate of certain officers of the Company and an opinion of counsel (who may be counsel for the Company) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 15.07.)

REPORT TO HOLDERS OF SENIOR DEBT SECURITIES

     Audited financial statements of the Company will be provided annually to holders of Senior Debt Securities. (Section 6.03.) The Trustee is required to submit an annual report to the holders of the Senior Debt Securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the Senior Debt Securities.

THE TRUSTEE

     Texas Commerce Bank National Association, whose Corporate Trust Office is located at 2200 Ross Avenue, Dallas, Texas 75201, will be the Trustee under the Indenture with respect to each series of Senior Debt Securities issued thereunder.

     The Company and its affiliates maintain other banking relationships in the ordinary course of business with the Trustee and its affiliates.

     The Trustee may resign or be removed by the Company with respect to one or more series of Senior Debt Securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Senior Debt Securities of any series may remove the Trustee with respect to the Senior Debt Securities of such series. (Section 8.10.)

     The Indenture contains certain limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 8.13.)

                              PLAN OF DISTRIBUTION

     The Company may sell Senior Debt Securities to or through underwriters, and also may sell Senior Debt Securities directly to other purchasers or through agents.

     The distribution of the Senior Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Senior Debt Securities, underwriters may receive compensation from the Company, or from purchasers of Senior Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Senior Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Senior Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Senior Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     The Senior Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Senior Debt Securities are sold by the Company for public offering and sale may make a market in such Senior Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the existence or the liquidity of any trading market for any Senior Debt Securities.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Senior Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Senior Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Senior Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

     The specific terms and manner of sale of specific series of Senior Debt Securities offered hereby are set forth or summarized in an accompanying Prospectus Supplement.

                                 LEGAL OPINIONS

     The validity of the Senior Debt Securities offered hereby and the guarantee by FINA and certain other legal matters will be passed upon for the Company and FINA by Cullen M. Godfrey, Senior Vice President, Secretary and General Counsel of FINA. Certain legal matters in connection with the Senior Debt Securities offered hereby and the guarantee by FINA will be passed upon for the Company and FINA by Thompson & Knight, A Professional Corporation, Dallas, Texas, special counsel for the Company and FINA.

                                    EXPERTS

     The financial statements and schedule of FINA, Inc. and its subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been included and incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in 1995 in the method of accounting for long-lived assets to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121.

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FINA, INC.

Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheet -- December 31, 1995 and 1994..............................  F-3
Consolidated Statement of Operations -- Three years ended December 31, 1995...........  F-4
Consolidated Statement of Stockholders' Equity -- Three years ended December 31,
  1995................................................................................  F-5
Consolidated Statement of Cash Flows -- Three years ended December 31, 1995...........  F-6
Notes to Consolidated Financial Statements............................................  F-7
Condensed Consolidated Balance Sheet as of March 31, 1996 (unaudited).................  F-22
Condensed Consolidated Statement of Operations for the three months ended March 31,
  1996 and 1995 (unaudited)...........................................................  F-23
Condensed Consolidated Statement of Cash Flows for the three months ended March 31,
  1996 and 1995 (unaudited)...........................................................  F-24
Notes to Condensed Consolidated Financial Statements..................................  F-25

     The separate financial statements of Fina Oil and Chemical Company ("FOCC") are not presented as FOCC is a wholly-owned subsidiary of FINA, Inc. and FINA, Inc. will fully and unconditionally guarantee the Senior Debt Securities offered hereby.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
FINA, Inc.:

     We have audited the accompanying consolidated balance sheet of FINA, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of FINA, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FINA, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in note 6 to the consolidated financial statements, FINA, Inc. adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1995.

                                            KPMG Peat Marwick LLP

Dallas, Texas
January 26, 1996

                          FINA, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1995 AND 1994
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                            ASSETS
                                                                         1995           1994
                                                                      ----------     ----------
Current assets:
  Cash and cash equivalents.........................................  $    7,271     $    3,533
  Accounts and notes receivable, less allowance for doubtful
     receivables of $6,711 in 1995 and $7,201 in 1994...............     336,246        365,614
  Inventories.......................................................     301,496        286,538
  Deferred Federal income taxes.....................................      30,455         21,381
  Prepaid expenses and other current assets.........................      12,963          9,013
                                                                      ----------     ----------
          Total current assets......................................     688,431        686,079
                                                                      ----------     ----------
Investments in and advances to affiliates...........................      17,669         16,754
Net property, plant, and equipment, at cost, (successful efforts
  method for oil and gas properties)................................   1,662,887      1,691,062
Deferred charges and other assets, at cost less applicable
  amortization......................................................     118,731         99,967
                                                                      ----------     ----------
                                                                      $2,487,718     $2,493,862
                                                                      ==========     ==========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short term obligations............................................  $   20,000     $   57,000
  Current installments of long term debt and lease obligations......      35,474         61,014
  Accounts payable..................................................     368,008        352,123
  Accrued liabilities...............................................     120,447        100,264
                                                                      ----------     ----------
          Total current liabilities.................................     543,929        570,401
                                                                      ----------     ----------
Long term debt and lease obligations, excluding current
  installments......................................................     498,446        532,148
Deferred Federal income taxes.......................................     177,229        159,704
Other deferred credits and liabilities..............................      90,057         86,802
Stockholders' equity:
  Preferred stock of $1 par value. Authorized 4,000,000 shares; none
     issued.........................................................          --             --
  Class A common stock of $.50 par value. Authorized 38,000,000 shares; issued 29,207,572 shares in 1995 and 29,189,404 shares
     in 1994........................................................      14,604         14,595
  Class B common stock of $.50 par value. Authorized and issued
     2,000,000 shares...............................................       1,000          1,000
Additional paid-in capital..........................................     450,601        450,029
Retained earnings...................................................     711,852        679,183
                                                                      ----------     ----------
          Total stockholders' equity................................   1,178,057      1,144,807
                                                                      ----------     ----------
Commitments and contingencies
                                                                      $2,487,718     $2,493,862
                                                                      ==========     ==========

          See accompanying notes to consolidated financial statements.

                          FINA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      THREE YEARS ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           1995          1994          1993
                                                         ---------     ---------     ---------
Revenues:
  Sales and other operating revenues...................  $3,606,637    $3,421,112    $3,416,223
  Interest and other income, net.......................     (11,111)       15,987       103,605
                                                         ----------    ----------    ----------
                                                          3,595,526     3,437,099     3,519,828
                                                         ----------    ----------    ----------
Costs and expenses:
  Cost of raw materials and products purchased.........   2,673,521     2,525,139     2,637,843
  Direct operating expenses............................     361,711       398,269       375,879
  Selling, general and administrative expenses.........      86,247        78,054        88,749
  Taxes, other than on income..........................      43,533        44,562        52,101
  Dry holes and abandonments...........................      12,638         8,156        15,844
  Depreciation, depletion, amortization and lease
     impairment (1995 includes $58,723 for adoption of
     SFAS 121).........................................     213,964       185,961       198,341
  Interest.............................................      50,707        47,023        58,190
  Less interest capitalized............................      (7,873)       (2,422)       (3,234)
                                                         ----------    ----------    ----------
                                                          3,434,448     3,284,742     3,423,713
                                                         ----------    ----------    ----------
          Earnings before income taxes.................     161,078       152,357        96,115
                                                         ----------    ----------    ----------
Income taxes:
  Current:
     Federal...........................................      39,401        23,351        28,807
     State.............................................       8,801         2,750         1,600
  Deferred -- Federal..................................       8,451        24,215        (4,645)
                                                         ----------    ----------    ----------
                                                             56,653        50,316        25,762
                                                         ----------    ----------    ----------
          Net earnings.................................  $  104,425    $  102,041    $   70,353
                                                         ==========    ==========    ==========
Earnings per common share:.............................  $     3.35    $     3.27    $     2.26
                                                         ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                          FINA, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      THREE YEARS ENDED DECEMBER 31, 1995
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                     COMMON STOCK
                                                   ----------------   ADDITIONAL                  TOTAL
                                       PREFERRED                       PAID-IN     RETAINED   STOCKHOLDERS'
                                         STOCK     CLASS A   CLASS B    CAPITAL     EARNINGS      EQUITY
                                       ---------   -------   ------   ----------   --------   -------------
Balance at December 31, 1992.........  $     --    $14,572   $ 1,000   $ 448,576   $612,818    $1,076,966
Shares issued in connection with
  employee benefit plans, 43,410
  shares.............................        --         22        --       1,376         --         1,398
Net earnings.........................        --         --        --          --     70,353        70,353
Dividends paid, $1.60 per share......        --         --        --          --    (49,890)      (49,890)
                                       --------    -------   -------   ---------   --------    ----------
Balance at December 31, 1993.........        --     14,594     1,000     449,952    633,281     1,098,827
Shares issued in connection with
  employee benefit plans, 2,400
  shares.............................        --          1        --          77         --            78
Net earnings.........................        --         --        --          --    102,041       102,041
Dividends paid, $1.80 per share......        --         --        --          --    (56,139)      (56,139)
                                       --------    -------   -------   ---------   --------    ----------
Balance at December 31, 1994.........        --     14,595     1,000     450,029    679,183     1,144,807
Shares issued in connection with
  employee benefit plans, 18,168
  shares.............................        --          9        --         632         --           641
Expenses from stock split............        --         --        --         (60)        --           (60)
Net earnings.........................        --         --        --          --    104,425       104,425
Dividends paid, $2.30 per share......        --         --        --          --    (71,756)      (71,756)
                                       --------    -------   -------   ---------   --------    ----------
Balance at December 31, 1995.........  $     --    $14,604   $ 1,000   $ 450,601   $711,852    $1,178,057
                                       ========    =======   =======   =========   ========    ==========

          See accompanying notes to consolidated financial statements.

                           FINA, INC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      THREE YEARS ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                              1995         1994          1993
                                                            ---------    ---------    -----------
Cash flows from operating activities:
  Net earnings...........................................   $ 104,425    $ 102,041    $    70,353
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation, depletion, amortization, lease
       impairment and abandonments.......................     214,952      190,044        210,055
     Net equity in losses of affiliates..................       4,713        6,269          5,504
     Loss (gain) on sale of assets.......................       6,245      (18,768)      (106,603)
     Deferred income taxes...............................       8,451       24,215         (4,645)
     Changes in assets and liabilities:
       Accounts and notes receivable.....................      29,368      (72,345)       148,241
       Inventories.......................................     (14,958)     (22,002)       102,982
       Prepaid expenses and other current assets.........      (3,950)       1,947          4,539
       Accounts payable and accrued liabilities..........      36,068       55,235        (43,408)
       Other.............................................     (19,140)       8,741         (8,728)
                                                            ---------    ---------      ---------
          Net cash provided by operating activities......     366,174      275,377        378,290
                                                            ---------    ---------      ---------
Cash flows from investing activities:
  Additions to property, plant and equipment.............    (213,142)    (133,928)      (121,899)
  Proceeds from sales of assets..........................      23,751       68,170        165,288
  Proceeds from sale of notes receivable.................          --           --         34,337
  Investments in and advances to affiliates..............      (7,582)      (3,430)        (6,369)
  Dividends received in excess of equity in earnings of
     affiliates..........................................       1,954       10,699          1,261
                                                            ---------    ---------      ---------
          Net cash provided by (used in) investing
            activities...................................    (195,019)     (58,489)        72,618
                                                            ---------    ---------      ---------
Cash flows from financing activities:
  Additions to long term debt and lease obligations......     127,451       52,040      1,018,781
  Payments of long term debt and lease obligations.......    (186,693)    (236,610)    (1,352,750)
  Net change in short term obligations...................     (37,000)      24,000        (70,000)
  Issuance of common stock...............................         581           78          1,398
  Dividends paid.........................................     (71,756)     (56,139)       (49,890)
                                                            ---------    ---------      ---------
          Net cash used in financing activities..........    (167,417)    (216,631)      (452,461)
                                                            ---------    ---------      ---------
Net increase (decrease) in cash and cash equivalents.....       3,738          257         (1,553)
Cash and cash equivalents at beginning of year...........       3,533        3,276          4,829
                                                            ---------    ---------      ---------
Cash and cash equivalents at end of year.................   $   7,271    $   3,533      $   3,276
                                                            =========    =========      =========

          See accompanying notes to consolidated financial statements.

                          FINA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) GENERAL

     FINA, Inc. and subsidiaries (the "Company") is a fully integrated energy company. The Company's principal lines of business are crude oil and natural gas exploration and production and natural gas marketing ("Upstream"); petroleum products refining, supply and transportation and marketing ("Downstream"); and chemicals manufacturing and marketing ("Chemicals"). The principal markets for refined products are domestic wholesale and retail markets while natural gas is sold primarily to domestic marketers and local distribution companies. Petrochemical and plastic products are primarily sold to domestic manufacturers of fiber, film, packaging and consumable products. Raw materials are readily available and the Company is not dependant upon a single supplier or a few suppliers.

     Class A and Class B common stock are identical in all respects except on any vote for the election of directors. The holders of record of the Class B Common Stock are entitled to elect the smallest number comprising more than half of the directors to be elected and the remaining directors are elected by the holders of record of the Class A Common Stock voting separately as a class. Petrofina Delaware, Incorporated (PDI) owns 100% of the Class B common stock and approximately 85% of the Class A common stock. PetroFina S.A. (Petrofina), a Belgian publicly-held corporation, owns 100% of American Petrofina Holding Company which owns 75% of the stock of PDI. The remaining 25% of PDI's stock is owned by Petrofina.

(B) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(C) STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, all certificates of deposit and short term highly liquid debt instruments, such as U.S. Treasury bills and notes, with original maturities of three months or less are considered cash equivalents.

     The indirect method is used to present cash flows from operating activities. Additional cash flow information follows:

                                                               1995       1994       1993
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
    Interest paid, net of amounts capitalized...............  $45,249    $44,807    $52,101
                                                              =======    =======    =======
    Income taxes paid, net of refunds received..............  $38,132    $33,001    $14,344
                                                              =======    =======    =======

     Capital lease obligations of $27,548,000 in 1994 and $26,501,000 in 1993 were converted into debt as a result of termination of time charters relating to tankers.

(D) INVESTMENTS IN AFFILIATES

     Investments in affiliates in which the Company owns between 20% and 50% of the voting stock are carried at amortized cost adjusted for changes in equity since acquisition.

(E) INVENTORIES

     Crude oil and refined products and chemicals are priced at the lower of cost (last-in, first-out) (LIFO) or market on an aggregate basis. Materials and supplies are priced at average cost, not in excess of market; in the

                          FINA, INC. AND SUBSIDIARIES
case of material salvaged, an allowance is made for obsolescence and depreciation. Because of price declines in crude oil and refined products in 1993, a valuation reserve of $47,048,000 was established to reduce the LIFO cost of inventory to net realizable value. As prices increased in 1994 the valuation reserve was eliminated. The excess of replacement cost of crude oil and refined products and chemicals over LIFO cost was $7,356,000 at December 31, 1995 and $8,262,000 at December 31, 1994.

     Certain inventory quantities were reduced, resulting in liquidations of LIFO inventory which decreased pretax earnings by approximately $4,400,000 in 1995 and $5,600,000 in 1994.

     A summary of inventories follows:

                                                                     DECEMBER 31
                                                           --------------------------------
                                                             1995        1994        1993
                                                           --------    --------    --------
                                                                    (IN THOUSANDS)
    Crude oil and refined products and chemicals.........  $267,907    $250,808    $225,286
    Materials and supplies...............................    33,589      35,730      39,250
                                                           --------    --------    --------
                                                           $301,496    $286,538    $264,536
                                                           ========    ========    ========

(F)  PROPERTY, PLANT AND EQUIPMENT

     Oil and gas properties are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 19. Costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Geological and geophysical costs and costs to drill exploratory wells that do not find proved reserves are expensed.

     Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and, if necessary, a loss is recognized by providing an impairment allowance. The remaining unproved oil and gas properties are aggregated and an overall impairment allowance is provided based on prior experience. Capitalized costs of proved oil and gas properties are depreciated and depleted by the unit-of-production method based on proved oil and gas reserves estimated by Company engineers.

     Substantially all other property, plant and equipment is depreciated by the straight-line method at rates based on the estimated useful lives of the classes of property.

     Interest is capitalized as a component of the cost of construction and development projects in progress.

     Repairs and maintenance are charged to earnings as incurred. Renewals and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and reserves are removed from the accounts and the resulting gain or loss is recognized.

(G)  RESEARCH AND DEVELOPMENT

     Research and development costs, which are expensed as incurred, amounted to $13,208,000 in 1995, $12,932,000 in 1994 and $12,233,000 in 1993.

(H)  INCOME TAXES

     Income taxes are accounted for pursuant to SFAS 109 "Accounting for Income Taxes." The Company files a consolidated Federal income tax return with PDI and its affiliates. Under the terms of the tax sharing agreement with PDI, the Company is allocated Federal income taxes on a separate return basis.

                          FINA, INC. AND SUBSIDIARIES

(I)  EARNINGS PER COMMON SHARE

     Earnings per common share is based on the weighted average number of outstanding shares. Shares issuable upon the exercise of stock options are excluded from the computation since their effect is insignificant. The Company declared a two-for-one stock split with a May 2, 1995 record date and reduced the par value of both Class A and Class B stock from $1 to 50 cents per share. Share and per share amounts in the accompanying financial statements and notes thereto have been adjusted retroactively to reflect the stock split.

(J)  FINANCIAL INSTRUMENTS

     The Company utilizes derivative financial instruments to manage market risks and reduce its exposure resulting from fluctuations in interest rates and the prices of crude oil, refined products and natural gas. Derivative instruments used include swap agreements, futures and options contracts and forward purchase commitments. Gains and losses related to qualifying hedges are deferred and included in the measurement of the related transaction, when the hedged transaction occurs. Realized and unrealized changes in the fair value of the remaining derivative financial instruments and forward commitments are recognized in income in the period in which the change occurs. The Company's practice is to not hold or issue financial instruments for trading purposes.

     Instruments are either exchange-traded or with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered to be negligible. Additional information regarding financial instruments is shown in Note 4.

(K)  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment follows:

                                                                         DECEMBER 31
                                                                  -------------------------
                                                                     1995           1994
                                                                  ----------     ----------
                                                                        (IN THOUSANDS)
    Proved oil and gas properties...............................  $  905,554     $  906,738
    Unproved oil and gas properties.............................     232,085        254,998
    Refining and marketing facilities...........................   1,342,609      1,332,412
    Chemical facilities.........................................     449,034        343,577
    Pipelines...................................................      75,126         82,976
    Other.......................................................      47,124         40,624
                                                                  ----------     ----------
                                                                   3,051,532      2,961,325
    Less accumulated depreciation, depletion, amortization and
      lease impairment..........................................   1,388,645      1,270,263
                                                                  ----------     ----------
                                                                  $1,662,887     $1,691,062
                                                                  ==========     ==========

                          FINA, INC. AND SUBSIDIARIES

     Property, plant and equipment includes capitalized lease obligations and related accumulated depreciation of $8,102,000 and $4,823,000 at December 31, 1995 and $4,653,000 and $3,866,000 at December 31, 1994.

(3)  CURRENT AND LONG TERM DEBT

     Short term obligations include $20,000,000 and $2,000,000 to various banks, at December 31, 1995 and 1994, respectively, and bear interest at weighted average rates of 5.85% and 6.15%, respectively. Short term obligations include $55,000,000 due to PDI at December 31, 1994.

     A summary of long term debt follows:

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                         (IN THOUSANDS)
    6.64% Series A Senior Notes, due May 1, 2000...................  $117,000     $117,000
    7.13% Series B Senior Notes, due May 1, 2002...................   125,000      125,000
    7.57% Series C Senior Notes, due May 1, 2003...................    33,000       33,000
    Notes under revolving credit agreement with PDI, due in 1997
      (6.24% at December 31, 1995).................................   150,000      100,000
    Note to PDI....................................................        --       75,000
    Other..........................................................   105,579      141,359
                                                                     --------     --------
              Total long term debt.................................   530,579      591,359
    Less current installments of long term debt....................    34,248       60,197
                                                                     --------     --------
              Long term debt, excluding current installments.......  $496,331     $531,162
                                                                     ========     ========

     The Company has a $400,000,000 revolving bank credit facility through May 2000 of which $50,000,000 was outstanding under the facility at December 31, 1995. The Company intends to use borrowings under this facility and a credit facility with PDI to finance the repayment of $50,000,000 of short term obligations due to various banks and has classified these borrowings as long term debt at December 31, 1995. Borrowings under the credit facilities bear interest at various market rate options.

     The Senior Notes, a note payable to a bank, the bank revolving credit facility and the PDI loan agreements contain provisions that limit mergers and sales of assets, limit the incurrence of indebtedness and restrict payments to stockholders. No material amounts of current and long term debt are collateralized by Company assets.

     Letters of credit are maintained with various banks, aggregating $34,777,000 at December 31, 1995; principally for pollution control and worker's compensation obligations.

     The aggregate maturities of long term debt and capitalized lease obligations for the five years ending December 31, 2000 are as follows:
1996 -- $35,474,000; 1997 -- $186,398,000; 1998 -- $62,529,000; 1999 --
$53,619,000; and 2000 -- $98,400,000.

(4)  FINANCIAL INSTRUMENTS AND FAIR VALUES

     The Company uses swap agreements, futures and options contracts and forward purchase commitments to reduce its exposure to fluctuations in interest rates and in the prices of crude oil, refined products and natural gas.

     Interest rate swap agreements are used to help manage interest rate exposure. Amounts to be paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the

                          FINA, INC. AND SUBSIDIARIES
life of the swap agreements as an adjustment to interest expense. The related amounts payable to, or receivable from, the counterparties are included in other accrued liabilities. The fair value of the swap agreements was not recognized in the consolidated financial statements since they are accounted for as hedges. These swap agreements expire at various dates through 2003 and effectively convert an aggregate principal amount of $105,000,000 of fixed rate, long term debt into variable rate borrowings and $100,000,000 of variable rate borrowings to fixed. The variable interest rates are based on 3 month and 6 month LIBOR rates. At December 31, 1995 and 1994, the weighted average variable interest rates under these agreements were 5.9% and 6.19%, respectively, and fixed rates were 6.5% and 6.3%, respectively.

     The estimated fair value of the swap agreements, based on current market rates, approximated a net payable of $815,000 and $9,898,000 at December 31, 1995 and 1994, respectively. Exposure to credit loss could occur when the fair value of the agreements is a net receivable. The outstanding borrowings due to PDI and various banks bear interest at current market rates and thus, the carrying amount of debt approximates estimated fair value. The estimated fair value of the debt instruments that bear interest at fixed rates was $331,000,000 ($320,000,000 carrying value) at December 31, 1995, and $348,000,000
($379,000,000 carrying value) at December 31, 1994.

     The Company hedges crude oil, refined products and natural gas future purchases and sales commitments. The Company also uses derivative financial instruments to reduce financial exposure from price changes related to anticipated crude oil purchases and refined product and natural gas sales. At December 31, 1995 and 1994, the Company had futures contracts to sell crude oil and refined products in the amount of $13,661,000 and $26,930,000, respectively, and forward contracts to purchase crude oil and refined products of $46,323,000 and $60,536,000, respectively. The estimated fair value and carrying value of these outstanding contracts were a net receivable of $62,000 and $683,000 at December 31, 1995 and 1994, respectively. The estimated fair values of the futures and forward contracts are based on quoted market prices. The Company recognizes realized and unrealized gains and losses on these contracts in income in the period in which the change occurs. These contracts generally have maturities of one year or less. Crude and refined product forward and purchase contracts are used to facilitate the supply of crude to the Company's refineries and sales of refined products while attempting to minimize price risk. Derivative financial instruments related to natural gas activities were not significant at December 31, 1995 and 1994. Market value is not readily determinable for certain investments in equity securities and long term receivables with a carrying value of $36,572,000 and $32,131,000 at December 31, 1995 and 1994, respectively. The reported amounts of cash equivalents, short term receivables and payables and short term debt approximate fair value due to their short maturities.

(5)  INCOME TAXES

     Actual income tax expense differs from the "normal" income tax expense at U.S. statutory rates as follows:

                                                               1995       1994       1993
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
    Computed income tax expense (at U.S. statutory rates)...  $56,377    $53,325    $33,641
    State income taxes, net of Federal benefit..............    5,721      1,788      1,040
    Tax-free benefits and dividends on Company owned life
      insurance.............................................   (2,358)    (3,141)    (3,352)
    Section 29 credit.......................................   (2,280)    (2,088)    (7,393)
    Change in temporary differences due to 1994 tax rate
      change................................................       --         --      4,565
    Miscellaneous items.....................................     (807)       432     (2,739)
                                                              -------    -------    -------
                                                              $56,653    $50,316    $25,762
                                                              =======    =======    =======

                          FINA, INC. AND SUBSIDIARIES

     The tax effects of the primary temporary differences giving rise to the deferred Federal income tax assets and liabilities as determined under SFAS 109 are as follows:

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Deferred income tax assets:
      Employee benefits............................................  $  2,955     $  5,875
      Basis in inventories.........................................     5,845        7,519
      Provision for losses.........................................     4,910        9,783
      Alternative minimum tax credit carryforwards.................    43,816       59,943
      Miscellaneous items..........................................     9,993        6,771
                                                                     --------     --------
              Total deferred income tax assets.....................    67,519       89,891
                                                                     --------     --------
    Deferred income tax liabilities:
      Property, plant and equipment, principally due to differences in depreciation, depletion, amortization, lease impairment
         and abandonments..........................................   179,663      200,698
      Investments in affiliates, principally due to differences in
         joint venture depreciation................................    34,372       26,401
      Miscellaneous items..........................................       258        1,115
                                                                     --------     --------
              Total deferred income tax liabilities................   214,293      228,214
                                                                     --------     --------
              Net deferred Federal income tax liability............  $146,774     $138,323
                                                                     ========     ========

     At December 31, 1995, alternative minimum tax credit carryforwards of approximately $43,816,000 are available to reduce future Federal regular income taxes payable over an indefinite period.

(6)  IMPAIRMENT OF LONG-LIVED ASSETS

     During the fourth quarter of 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which resulted in a before-tax addition of $58,723,000 to depreciation, depletion and amortization expense. After tax, the additional charge was $38,173,000 or $1.22 per share.

     Under SFAS 121, the Company now evaluates impairment of exploration and production assets on a field-by-field basis rather than using a one country cost center for its proved properties. On this basis, certain fields are impaired because they are not expected to recover their entire carrying value from future cash flows. In addition to the change in grouping of proved properties, the value of certain marketing assets in the Company's Downstream business were also determined to be impaired under SFAS 121. As a result, the Company recognized a non-cash pre-tax charge of $52,523,000 related to its Upstream exploration and production assets and $6,200,000 related to its Downstream marketing assets. The fair values of the impaired assets were determined by using the present value of expected future cash flows for the oil and gas properties and sales prices for similar assets for certain marketing assets. If estimated future cash flows are not achieved with respect to certain fields, further writedowns may be required.

                          FINA, INC. AND SUBSIDIARIES

(7)  EMPLOYEE STOCK OPTIONS

     Options to purchase shares of Class A common stock have been granted to officers and employees under a stock option plan adopted in 1979. The stock option plan expired in 1989, and no further grants will be made under that plan. A summary of transactions follows:

                                                                            OPTION PRICE
                                                          NUMBER OF    ----------------------
                                                           SHARES      PER SHARE      TOTAL
                                                          ---------    ---------    ---------
    Outstanding and exercisable at December 31, 1994....    60,968      $ 35.25    $2,149,122
                                                                        =======
    Terminated and reverted to plan.....................    (1,800)     $ 35.25       (63,450)
                                                                        =======
    Exercised...........................................   (18,168)     $ 35.25      (640,422)
                                                                        =======
                                                           -------                 ----------
    Outstanding and exercisable at December 31, 1995....    41,000      $ 35.25    $1,445,250
                                                           =======      =======    ==========

     The option price for options granted is the market value at date of grant. Each option granted expires ten years from date of grant. No amounts are recorded until options are exercised, at which time proceeds in excess of the par value of the shares are credited to additional paid-in capital.

(8)  INVESTMENTS IN JOINT VENTURE

     The Company and GE Plastics, a wholly-owned subsidiary of General Electric Company (GE), are joint venturers in Cos-Mar Company, a chemical operation. The Company's interest is 50% and is accounted for by the equity method. The venturers reimburse the joint venture for the costs of operating the facility and raw material and finished product inventories are the property of the venturers. Direct operating expenses include charges from the joint venture of $19,346,000 in 1995, $16,011,000 in 1994 and $15,990,000 in 1993. Investments in
and advances to the joint venture were $11,229,000 and $8,829,000 at December 31, 1995 and 1994. The Company has guaranteed the joint venture's borrowings from a bank, which aggregated $40,000,000 at December 31, 1995. GE has guaranteed the joint venture's borrowings from a bank, which aggregated $74,200,000 at December 31, 1995.

(9)  EMPLOYEE AND POST RETIREMENT BENEFITS

     The Company and its subsidiaries have two defined benefit pension plans covering substantially all employees. The benefits are based on years of service and the employee's final average monthly compensation. The Company's funding policy is to contribute annually not less than the minimum required nor more than the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     A restoration benefit plan provides supplemental pension benefits to certain participants whose benefits are limited by the defined benefit pension plans. The funding policy is to contribute annually amounts equal to benefit payments made.

                          FINA, INC. AND SUBSIDIARIES

     A summary of the plans' funded status and the amounts recognized in the consolidated balance sheet follows:

                                                                    DECEMBER 31
                                                 -------------------------------------------------
                                                          1995                      1994
                                                 -----------------------   -----------------------
                                                  DEFINED                   DEFINED
                                                 BENEFITS    RESTORATION   BENEFITS    RESTORATION
                                                   PLANS        PLAN         PLANS        PLAN
                                                 ---------   -----------   ---------   -----------
                                                                   (IN THOUSANDS)
    Actuarial present value of benefit
      obligations:
      Vested benefit obligation................  $(118,639)    $(3,726)    $ (94,196)    $(3,785)
                                                 =========     =======     =========     =======
      Accumulated benefit obligation, including
         vested benefits.......................  $(131,956)    $(3,726)    $(104,895)    $(3,796)
                                                 =========     =======     =========     =======
    Projected benefit obligation...............  $(156,909)    $(4,692)    $(127,077)    $(4,615)
    Plan assets at fair value, primarily listed
      stocks and U.S. Government securities....    217,961          --       180,705          --
                                                 ---------     -------     ---------     -------
    Plan assets in excess of (less than)
      projected benefit obligation.............     61,052      (4,692)       53,628      (4,615)
    Unrecognized net (gain) loss from past
      experience different from that assumed
      and effect of changes in assumptions.....       (614)        528         1,982         426
    Unrecognized prior service cost being
      recognized over 15 years.................      1,918         620         2,114         657
    Unrecognized net (asset) liability at date
      of adoption being recognized over 15.3
      years....................................     (5,737)        728        (7,075)        850
    Adjustment required to recognize minimum
      liability................................         --        (910)           --      (1,114)
                                                 ---------     -------     ---------     -------
    Prepaid (accrued) pension cost included in
      the balance sheet........................  $  56,619     $(3,726)    $  50,649     $(3,796)
                                                 =========     =======     =========     =======

     A summary of the components of pension expense (income) follows:

                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Service cost-benefits earned during the year.......  $  4,920     $  5,848     $  5,620
    Interest cost on projected benefit obligation......    11,218       10,495       10,509
    Actual return on plan assets.......................   (43,665)      (2,063)     (22,914)
    Net asset gain (loss) deferred for later
      recognition......................................    23,167      (17,128)       5,235
    Amortization of unrecognized prior service cost....       234          234          188
    Amortization of unrecognized actuarial losses......        --           33           18
    Amortization of unrecognized net asset.............    (1,217)      (1,217)      (1,217)
    Cost of termination benefits.......................        --          710           --
                                                         --------     --------     --------
              Total pension expense (income)...........  $ (5,343)    $ (3,088)    $ (2,561)
                                                         ========     ========     ========

     A summary of the actuarial assumptions used in calculating the plans' present value of projected benefit obligation follows:

                                                               1995       1994       1993
                                                              ------     ------     ------
    Weighted average discount rate..........................   7.50%      8.75%      7.50%
    Rate of increase in future compensation levels..........   4.00%      4.50%      4.50%
    Expected long term rate of return on assets.............  11.00%     11.00%     11.00%

     The effect on the projected benefit obligation of these changes was an increase of approximately $19,871,000 in 1995 and a decrease of approximately $24,100,000 in 1994.

                          FINA, INC. AND SUBSIDIARIES

     In addition to providing pension benefits, certain health care and life insurance benefits are provided to active and certain retired employees who meet eligibility requirements defined in plan documents. During 1995, substantially all covered employees were eligible for those benefits after they reach normal retirement age. The health care benefits in excess of certain limits and the life insurance benefits are insured. The costs of providing these benefits for active employees are expensed when the insurance premiums and claims are paid. The cost of providing these benefits for active employees was $8,594,000 in 1995, $10,092,000 in 1994 and $11,219,000 in 1993.

     A summary of the postretirement plan's funded status and the amounts recognized in the consolidated balance sheet follows:

                                                                           DECEMBER 31
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
                                                                          (IN THOUSANDS)
    Accumulated postretirement benefit obligation:
      Retirees.......................................................  $42,018     $43,118
      Fully eligible active plan participants........................    2,981       3,443
      Other active plan participants.................................   19,140      14,120
                                                                       -------     -------
                                                                        64,139      60,681
    Unrecognized net loss............................................   (4,999)     (3,789)
    Unrecognized prior service cost..................................      219         241
                                                                       -------     -------
    Accrued postretirement benefit cost..............................  $59,359     $57,133
                                                                       =======     =======

     A summary of the components of net periodic postretirement benefit cost follows:

                                                                  1995      1994      1993
                                                                 ------    ------    ------
                                                                        (IN THOUSANDS)
    Service cost...............................................  $1,024    $1,226    $1,043
    Interest cost..............................................   5,111     4,878     4,653
    Amortization of unrecognized prior service cost............     (22)      (22)      (22)
    Amortization of net loss from earlier periods..............      --       504        --
                                                                 ------    ------    ------
    Net periodic postretirement benefit cost...................  $6,113    $6,586    $5,674
                                                                 ======    ======    ======

     For measurement purposes, a 7.68% and 7.14% weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for pre-65 and post-65 years of age, respectively, was assumed for 1996; the rate was assumed to decrease gradually to 6% for pre-65 and 5% for post-65 years of age by the year 2002 and remain at that level thereafter. An 8.67% and 7.50% annual rate for pre-65 and post-65 years of age, respectively, was assumed for 1995. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $2,835,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1995 by $297,000.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%, 8.75% and 7.5% at December 31, 1995, 1994 and 1993, respectively. The effect on the accumulated benefit obligation of these changes was an increase of $7,766,000 in 1995 and a decrease of $11,665,000 in 1994.

     Defined contribution retirement savings plans (Thrift Plans) are available to substantially all employees. The Thrift Plans permit employees to elect salary deferral contributions of up to 10% of their compensation on

                          FINA, INC. AND SUBSIDIARIES
a tax-deferred basis and requires the Company to match up to the first 6% of the participants' compensation in the highest matched plan subject to salary caps. The expense for the Company's contribution was $5,911,000 in 1995, $5,963,000 in 1994 and $6,007,000 in 1993.

(10) SALE OF ACCOUNTS AND NOTES RECEIVABLE

     The Company sold certain accounts and notes receivable with recourse. At both December 31, 1995 and 1994, $80,000,000 of accounts receivable were sold and $27,742,000 and $32,100,000, respectively, of notes receivable were sold under these agreements. The Company remains obligated to reimburse the purchasers for any uncollectible amounts pursuant to the recourse provisions of the agreements.

(11) LEASES

     The Company occupies certain marketing and manufacturing facilities and uses certain equipment under leases expiring at various dates over the next 20 years. Under terms of certain lease agreements, the Company has agreed not to mortgage certain of its interests in oil and gas properties.

     At December 31, 1995, minimum lease payments on capital and operating leases were as follows:

                                                                       CAPITAL        OPERATING
                                                                      LEASES (I)     LEASES (II)
                                                                      ----------     -----------
                                                                            (IN THOUSANDS)
    1996............................................................    $1,420         $24,785
    1997............................................................     1,419          21,827
    1998............................................................       824          17,260
    1999............................................................        --          13,147
    2000............................................................        --           7,042
    Later years to 2015.............................................        --           7,527
                                                                        ------
              Total minimum lease payments..........................     3,663
    Imputed interest (6.92%)........................................       322
                                                                        ------
    Present value of minimum lease payments (iii)...................    $3,341
                                                                        ======

- ---------------

  (i) Substantially all leases provide that the Company shall pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties.

 (ii) Minimum payments have not been reduced by minimum sublease rentals of approximately $2,426,000 which are due in the future under noncancellable subleases.

(iii) Presented in the consolidated balance sheet as current installments and noncurrent lease obligations of $1,226,000 and $2,115,000 at December 31, 1995 and $818,000 and $986,000 at December 31, 1994.

     Total rental expense was $32,562,000 (net of $676,000 subleases) in 1995, $26,962,000 (net of $1,191,000 subleases) in 1994 and $32,749,000 (net of
$1,345,000 subleases) in 1993. Contingent rentals were not significant.

(12) RELATED PARTY TRANSACTIONS

     Sales and other operating revenues for 1993 include $37,300,000 of reimbursements from business interruption and property damage insurance resulting from a fire at the Big Spring refinery. The Company's insurance provider on this claim is a wholly-owned subsidiary of Petrofina.

     The Company has a 50% interest in joint ventures with PDI in Texas and with Petrofina in Hong Kong which market chemicals in international trade. The Company sold chemicals aggregating $3,652,000 in 1995, $1,401,000 in 1994 and $985,000 in 1993 to the joint ventures.

                          FINA, INC. AND SUBSIDIARIES

     Accounts receivable include $3,485,000 and $10,719,000 at December 31, 1995 and 1994, respectively, from affiliates.

     Accounts payable include $13,410,000 and $6,539,000 at December 31, 1995 and 1994, respectively, to affiliates.

     During 1994 the Company assumed a $50,000,000 note from PDI that was paid in 1995. Interest expense relating to borrowings from PDI (see note 3) was $12,938,000 in 1995, $13,916,000 in 1994 and $28,565,000 in 1993. Accrued
liabilities include accrued interest of $607,000 and $791,000 at December 31, 1995 and 1994, respectively, which is payable to PDI for such borrowings.

     Crude oil and natural gas aggregating $8,953,000 in 1995, $16,626,000 in 1994 and $21,145,000 in 1993 were purchased from PDI in the ordinary course of business.

     Refined products and chemicals aggregating $53,542,000 in 1995, $34,963,000 in 1994 and $50,992,000 in 1993 were purchased from Petrofina and its affiliates other than PDI in the ordinary course of business.

(13) CONTINGENCIES

     The Company was contingently liable at December 31, 1995, under pending lawsuits and other claims, some of which involved substantial sums. Considering certain liabilities that have been set up for the lawsuits and claims, and the difficulty in determining the ultimate liability in some of these matters, internal counsel is of the opinion that the amounts, if any, that ultimately might be due in connection with such lawsuits and claims would not have a material adverse effect upon the Company's consolidated financial condition.

     The Company is subject to loss contingencies pursuant to federal, state and local environmental laws and regulations. These regulations, which are currently changing, regulate the discharge of materials into the environment and may require the Company to include existing and possible future obligations to investigate the effects of the release or disposal of certain petroleum, chemical and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by the Company or others and associated with past or present operations, including sites at which the Company has been identified as a potentially responsible party ("PRP") under the federal Superfund laws and comparable state laws. The Company is currently participating in environmental investigations, assessments and cleanups under these regulations at federal Superfund and state-managed sites, as well as other cleanup sites, including operating and closed refineries, chemical facilities, service stations and terminals. The Company may in the future be involved in additional environmental investigations, assessments and cleanups. The amount of such future costs will depend on such factors as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions which may be required and the determination of the Company's liability in proportion to other responsible parties.

     Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. The Company has accrued for environmental remediation obligations of $20,856,000 at December 31, 1995. These liabilities have not been reduced for probable recoveries from third parties. Substantially all amounts accrued are expected to be paid out over the next five to six years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of probability. In 1995, the Company spent approximately $14,782,000 in capital expenditures for environmental protection and for compliance with federal, state and local environmental laws and regulations. In addition, the Company expensed $43,135,000 in 1995 for ongoing environmental administration and maintenance activities at operating facilities. The Company also paid $10,165,000 for superfund taxes in 1995. Total environmental cash expenditures at the

                          FINA, INC. AND SUBSIDIARIES

Company's operating locations are expected to increase over the next several years as the Company complies with present and future regulatory requirements. These costs will be incurred over an extended period of time. Estimated capital expenditures for 1996 related to environmental matters are $18,351,000.

(14) SEGMENT DATA

     The Company is engaged in crude oil and natural gas exploration and production and natural gas marketing ("Upstream"); petroleum products refining, supply and transportation and marketing ("Downstream"); and chemicals manufacturing and marketing ("Chemicals"). Segment data as of and for the three years ended December 31, 1995 follows (in thousands):

                                                                              CORPORATE
                                          UPSTREAM   DOWNSTREAM   CHEMICALS   AND OTHER   CONSOLIDATED
                                          --------   ----------   ---------   ---------   ------------
1995:
  Sales:
     Unaffiliated customers.............  $352,932   $2,189,860   $1,059,731  $     130    $ 3,602,653
                                          ========   ==========   ==========  =========
     Affiliates.........................  $     --   $       --   $    3,984  $      --          3,984
                                          ========   ==========   ==========  =========
     Inter-segment......................  $ 44,095   $  129,780   $    7,423  $      --             --
                                          ========   ==========   ==========  =========    -----------
                                                                                           $ 3,606,637
                                                                                           ===========
  Operating profit (loss)(1)............  $(60,653)  $   (2,777)  $  295,905  $ (17,452)   $   215,023
  Interest and other income.............    (6,258)      (1,940)      (5,292)     2,379        (11,111)
  Interest expense, net.................        --           --          --     (42,834)       (42,834)
                                          --------   ----------   ----------  ---------    -----------
          Earnings (loss) before income
            taxes.......................  $(66,911)  $   (4,717)  $  290,613  $ (57,907)   $   161,078
                                          ========   ==========   ==========  =========    ===========
  Accounts and notes receivable, net....  $ 70,282   $  194,051   $   70,427  $   1,486    $   336,246
                                          ========   ==========   ==========  =========    ===========
  Identifiable assets...................  $576,966   $1,263,618   $  531,737  $ 115,397    $ 2,487,718
                                          ========   ==========   ==========  =========    ===========
  Depreciation, depletion, amortization
     and lease impairment(1)............  $115,890   $   75,554   $   18,975  $   3,545    $   213,964
                                          ========   ==========   ==========  =========    ===========
  Capital expenditures..................  $ 55,606   $   42,234   $  113,911  $   6,685    $   218,436
                                          ========   ==========   ==========  =========    ===========
1994:
  Sales:
     Unaffiliated customers.............  $549,160   $1,981,444   $  888,728  $     178    $ 3,419,510
                                          ========   ==========   ==========  =========
     Affiliates.........................  $     --   $       --   $    1,602  $      --          1,602
                                          ========   ==========   ==========  =========
     Inter-segment......................  $ 42,358   $  154,965   $   14,425  $      --             --
                                          ========   ==========   ==========  =========    -----------
                                                                                           $ 3,421,112
                                                                                           ===========
  Operating profit (loss)...............  $(15,713)  $   42,473   $  171,164  $ (16,953)   $   180,971
  Interest and other income.............    12,307        4,771       (6,765)     5,674         15,987
  Interest expense, net.................        --           --          --     (44,601)       (44,601)
                                          --------   ----------   ----------  ---------    -----------
          Earnings (loss) before income
            taxes.......................  $ (3,406)  $   47,244   $  164,399  $ (55,880)   $   152,357
                                          ========   ==========   ==========  =========    ===========
  Accounts and notes receivable, net....  $ 68,198   $  208,055   $   73,058  $  16,303    $   365,614
                                          ========   ==========   ==========  =========    ===========
  Identifiable assets...................  $656,977   $1,307,181   $  420,901  $ 108,803    $ 2,493,862
                                          ========   ==========   ==========  =========    ===========
  Depreciation, depletion, amortization
     and lease impairment...............  $ 82,425   $   80,471   $   18,872  $   4,193    $   185,961
                                          ========   ==========   ==========  =========    ===========
  Capital expenditures..................  $ 49,299   $   48,817   $   33,579  $   4,686    $   136,381
                                          ========   ==========   ==========  =========    ===========

                          FINA, INC. AND SUBSIDIARIES

                                                                              CORPORATE
                                          UPSTREAM   DOWNSTREAM   CHEMICALS   AND OTHER   CONSOLIDATED
                                          --------   ----------   ----------  --------     ----------
1993:
  Sales:
     Unaffiliated customers.............  $519,810   $2,101,448   $ 793,372   $     156    $ 3,414,786
                                          ========   ==========   =========   =========
     Affiliates.........................  $     --   $       --   $   1,437   $      --          1,437
                                          ========   ==========   =========   =========
     Inter-segment......................  $ 45,570   $  167,160   $   5,491   $      --             --
                                          ========   ==========   =========   =========    -----------
                                                                                           $ 3,416,223
                                                                                           ===========
  Operating profit (loss)...............  $ 13,277   $   (8,329)  $  60,437   $ (17,919)   $    47,466
  Interest and other income.............   107,872          (12)     (6,713)      2,458        103,605
  Interest expense, net.................        --           --          --     (54,956)       (54,956)
                                          --------   ----------   ---------   ---------    -----------
          Earnings (loss) before income
            taxes.......................  $121,149   $   (8,341)  $  53,724   $ (70,417)   $    96,115
                                          ========   ==========   =========   =========    ===========
  Accounts and notes receivable, net....  $ 88,038   $  155,054   $  49,398   $     779    $   293,269
                                          ========   ==========   =========   =========    ===========
  Identifiable assets...................  $745,473   $1,260,463   $ 402,270   $ 103,147    $ 2,511,353
                                          ========   ==========   =========   =========    ===========
  Depreciation, depletion, amortization
     and lease impairment...............  $ 94,704   $   79,347   $  19,562   $   4,728    $   198,341
                                          ========   ==========   =========   =========    ===========
  Capital expenditures..................  $ 30,665   $   86,233   $   7,226   $   1,348    $   125,472
                                          ========   ==========   =========   =========    ===========

- ---------------

(1) During the fourth quarter of 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result, the Company recognized a before-tax addition of $58,723,000 to depreciation, depletion and amortization expense, of which $52,723,000 was related to its Upstream business and $6,200,000 was related to its Downstream business. After tax, the additional charge was $38,173,000 or $1.22 per share.

     Consolidated totals are after elimination of inter-segment amounts. Operating profit (loss) is sales less operating expenses and is substantially all derived from domestic operations. Identifiable assets are those assets that are used in the operations in each business segment.

     Most customers are located in the South and Midwest regions of the United States. No single customer accounted for more than 5% of sales in 1995, 1994 or 1993, and no account receivable from any customer exceeded 5% of consolidated stockholders' equity at December 31, 1995, 1994 or 1993.

                          FINA, INC. AND SUBSIDIARIES

(15) FINA OIL AND CHEMICAL COMPANY AND CONSOLIDATED SUBSIDIARIES SUMMARY FINANCIAL DATA

     Fina Oil and Chemical Company ("FOCC"), a wholly-owned subsidiary of the Company, is the main operating subsidiary of the Company whose principle lines of business include crude oil and natural gas exploration and production; petroleum products refining, supply and transportation and marketing; and chemicals manufacturing and marketing. FOCC is proposing to issue senior debt securities, which will be unconditionally guaranteed on an unsecured basis by the Company. Following is summary consolidated financial data for FOCC (in thousands).

                                                      1995            1994
                                                   -----------     -----------
    At December 31:
      Current assets.............................  $   638,835     $   645,045
      Noncurrent assets..........................    1,762,093       1,763,379
      Current liabilities........................     (493,078)       (538,004)
      Noncurrent liabilities(1)..................   (1,794,887)     (1,651,716)
                                                    ----------      ----------
              Net Assets.........................  $   112,963     $   218,704
                                                    ==========      ==========

                                                      1995            1994            1993
                                                   -----------     -----------     ----------
    Year ended December 31:
      Sales and other operating revenues.........  $ 3,363,505     $ 3,013,957     $3,099,097
                                                    ==========      ==========     ==========
      Gross profit(2)............................  $   303,166     $   259,411     $  156,528
                                                    ==========      ==========     ==========
      Net earnings(3)............................  $    99,074     $    97,662     $   73,304
                                                    ==========      ==========     ==========

- ---------------

(1)  Includes intercompany accounts receivable and payable.

(2) Gross profit is defined as sales and other operating revenues less cost of raw materials and products purchased; direct operating expenses; taxes, other than on income; and depreciation, depletion, amortization and lease impairment.

(3) In 1995, the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which resulted in a before tax charge of $58,723,000 to gross profit. After tax, the additional charge was $38,173,000.

                          FINA, INC. AND SUBSIDIARIES

(16) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             QUARTER     QUARTER       QUARTER         QUARTER
                                              ENDED       ENDED         ENDED           ENDED
                                             MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                             --------    --------    ------------    -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    1995:
      Sales and other operating revenues...  $863,188    $965,352      $916,287       $ 861,810
                                             ========    ========      ========       =========
      Gross profit(1)                        $ 87,568    $112,129      $105,012       $   9,199
                                             ========    ========      ========       =========
      Net earnings (loss)(2)...............  $ 33,490    $ 41,786      $ 44,973       $ (15,824)
                                             ========    ========      ========       =========
      Earnings (loss) per common share.....  $   1.07    $   1.34      $   1.44       $    (.50)
                                             ========    ========      ========       =========
    1994:
      Sales and other operating revenues...  $777,450    $838,081      $918,237       $ 887,344
                                             ========    ========      ========       =========
      Gross profit(1)......................  $ 68,365    $ 49,908      $ 69,126       $  79,782
                                             ========    ========      ========       =========
      Net earnings.........................  $ 25,017    $ 13,357      $ 27,973       $  35,694
                                             ========    ========      ========       =========
      Earnings per common share............  $   1.60    $   0.86      $   1.79       $    2.29
                                             ========    ========      ========       =========

- ---------------

(1) Gross profit is defined as sales and other operating revenues less cost of raw materials and products purchased; direct operating expenses; taxes, other than on income; and depreciation, depletion, amortization and lease impairment.

(2) During the quarter ended December 31, 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which resulted in a before-tax addition of $58,723,000 to depreciation, depletion and amortization expense. After tax, the additional charge was $38,173,000 or $1.22 per share.

                          FINA, INC. AND SUBSIDIARIES

                  SUPPLEMENTAL OIL AND GAS DATA -- (UNAUDITED)

     The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with SFAS 69.

(A)  CAPITALIZED COSTS

     Capitalized costs relating to oil and gas producing activities and the related amounts of accumulated depreciation, depletion, amortization and lease impairment follow:

                                                                   DECEMBER 31
                                                       -----------------------------------
                                                         1995         1994         1993
                                                       ---------    ---------    ---------
                                                                 (IN THOUSANDS)
    Proved oil and gas properties....................  $ 905,554    $ 906,738    $1,012,024
    Unproved oil and gas properties..................    232,085      254,998       246,607
                                                       ---------    ---------    ----------
                                                       1,137,639    1,161,736     1,258,631
    Less accumulated depreciation, depletion,
      amortization and lease impairment..............    640,223      585,138       613,120
                                                       ---------    ---------    ----------
    Net capitalized costs............................  $ 497,416    $ 576,598    $  645,511
                                                       =========    =========    ==========

(B)  COSTS INCURRED

     A summary of costs incurred in oil and gas property acquisition, exploration and development activities (both capitalized and charged to expense) for the three years ended December 31, 1995 follows:

                                                               1995       1994       1993
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
    Acquisition of unproved properties......................  $ 5,304    $ 2,784    $ 1,181
                                                              =======    =======    =======
    Acquisition of proved properties........................  $ 1,091    $   237    $   482
                                                              =======    =======    =======
    Exploration costs.......................................  $46,463    $32,674    $21,476
                                                              =======    =======    =======
    Development costs.......................................  $29,992    $28,314    $23,869
                                                              =======    =======    =======

     The above costs were incurred in the United States.

                          FINA, INC. AND SUBSIDIARIES

(C)  RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

     The following table presents the results of operations for oil and gas producing activities for the three years ended December 31, 1995.

                                                           1995         1994        1993
                                                         ---------    --------    ---------
                                                                  (IN THOUSANDS)
    Revenues:
      Sales............................................  $ 119,772    $139,532    $ 209,753
      Transfers........................................     17,710      17,205       17,751
                                                         ---------    --------    ---------
              Total....................................    137,482     156,737      227,504
    Production costs...................................    (51,922)    (66,374)     (83,237)
    Exploration costs..................................    (26,662)    (14,173)     (15,632)
    Depreciation, depletion, amortization, lease
      impairment and abandonments......................   (116,592)    (86,236)    (106,140)
                                                         ---------    --------    ---------
                                                           (57,694)    (10,046)      22,495
    Income tax benefit (expense).......................     22,473       5,604         (480)
                                                         ---------    --------    ---------
    Results of operations from producing activities,
      excluding interest costs.........................  $ (35,221)   $ (4,442)   $  22,015
                                                         =========    ========    =========

(D)  RESERVE QUANTITY INFORMATION

     The following table presents the Company's estimate of its proved oil and gas reserves, all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by the Company's internal petroleum reservoir engineers.

                                              1995                 1994                  1993
                                        -----------------    -----------------    ------------------
                                         OIL        GAS       OIL        GAS       OIL        GAS
                                        ------    -------    ------    -------    ------    --------
Proved developed and undeveloped
  reserves:
  Beginning of year...................  31,699    348,204    36,090    439,066    42,479     655,649
  Revisions of previous estimates.....   1,236        283     2,571    (40,376)   (6,405)    (23,294)
  Purchases of minerals in place......      48         55        57          6       419       1,705
  Sales of minerals in place..........  (2,052)   (11,729)   (4,756)   (28,780)   (2,803)   (156,418)
  Extensions and discoveries..........   7,390     29,528     2,293     31,152     8,305      29,348
  Production..........................  (3,749)   (52,119)   (4,556)   (52,864)   (5,905)    (67,924)
                                        ------    -------    ------    -------    ------     -------
  End of year.........................  34,572    314,222    31,699    348,204    36,090     439,066
                                        ======    =======    ======    =======    ======     =======
Proved developed reserves:
  Beginning of year...................  19,986    237,270    23,644    306,991    34,892     468,310
                                        ======    =======    ======    =======    ======     =======
  End of year.........................  18,814    228,548    19,986    237,270    23,644     306,991
                                        ======    =======    ======    =======    ======     =======

     Oil reserves, which include condensate and natural gas liquids, are stated in thousands of barrels and gas reserves are stated in millions of cubic feet.

                          FINA, INC. AND SUBSIDIARIES

(E) STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES

     The following table, which presents a standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves, is presented pursuant to Statement of Financial Accounting Standards No. 69. In computing this data, assumptions other than those required by the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be construed as representative of the fair market value of the Company's proved oil and gas reserves.

     Future cash inflows were computed by applying year end prices of oil and gas relating to proved reserves to the estimated year end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at year end. Future development and production costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year end costs. Future income tax expenses were computed by applying the year end statutory tax rate adjusted for tax credits, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to proved oil and gas reserves, less the tax basis of the properties involved. The standardized measure of discounted future cash flows represents the present value of estimated future net cash flows using a discount rate of 10% a year.

                                                                    DECEMBER 31
                                                       -------------------------------------
                                                          1995         1994          1993
                                                       ----------    ---------    ----------
                                                                  (IN THOUSANDS)
    Future cash inflows..............................  $1,202,555    $ 977,811    $1,330,387
    Future production and development costs..........    (476,786)    (422,277)     (484,783)
    Future income tax expenses.......................    (117,188)     (45,859)     (121,028)
                                                       ----------    ---------    ----------
    Future net cash flows............................     608,581      509,675       724,576
    10% annual discount for estimated timing of
      cash flows.....................................    (244,862)    (191,981)     (277,041)
                                                       ----------    ---------    ----------
    Standardized measure of discounted future net
      cash flows.....................................  $  363,719    $ 317,694    $  447,535
                                                       ==========    =========    ==========
    Beginning of year................................  $  317,694    $ 447,535    $  668,331
    Changes resulting from:
      Sales and transfers of oil and gas produced,
         net of production costs.....................     (85,560)     (90,363)     (144,267)
      Extensions and discoveries.....................      56,806       26,246        51,053
      Purchases of minerals in place.................         353          350         3,555
      Sales of minerals in place.....................     (22,829)     (48,157)     (154,814)
      Previously estimated development costs incurred
         during the year.............................      43,600       25,625        26,337
      Revisions of previous quantities...............      17,186       (4,880)      (49,494)
      Accretion of discount..........................      34,626       52,227        82,980
      Net change in income taxes.....................     (41,459)      46,163        86,754
      Net changes in prices and costs................      43,302     (137,052)     (122,900)
                                                       ----------    ---------    ----------
    End of year......................................  $  363,719    $ 317,694    $  447,535
                                                       ==========    =========    ==========

                          FINA, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                        ASSETS
Current assets:
  Cash and cash equivalents....................................................    $    4,470
  Accounts and notes receivable................................................       418,918
  Inventories..................................................................       305,358
  Prepaid expenses and other current assets....................................        48,142
                                                                                   ----------
          Total current assets.................................................       776,888
                                                                                   ----------
Net property, plant, and equipment, at cost....................................     1,655,961
Other noncurrent assets........................................................       150,072
                                                                                   ----------
                                                                                   $2,582,921
                                                                                   ==========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short term obligations.......................................................    $   24,000
  Current installments of long term debt and lease obligations.................        35,720
  Accounts payable and accrued liabilities.....................................       560,740
                                                                                   ----------
          Total current liabilities............................................       620,460
                                                                                   ----------
Long term debt, excluding current installments.................................       494,899
Other deferred credits and liabilities.........................................       270,039
Stockholders' equity:
  Preferred stock of $1 par value. Authorized 4,000,000 shares; none issued....            --
  Class A common stock of $.50 par value. Authorized 38,000,000 shares; issued
     and outstanding 29,212,472 shares.........................................        14,606
  Class B common stock of $.50 par value. Authorized and issued 2,000,000
     shares....................................................................         1,000
  Additional paid-in capital...................................................       450,770
  Retained earnings............................................................       731,147
                                                                                   ----------
          Total stockholders' equity...........................................     1,197,523
Commitments and contingencies
                                                                                   ----------
                                                                                   $2,582,921
                                                                                   ==========

          See accompanying notes to consolidated financial statements.

                          FINA, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                           1996         1995
                                                                         --------     --------
Revenues:
  Sales and other operating revenues...................................  $965,115     $863,188
  Interest and other, net..............................................    (2,715)      (1,850)
                                                                         --------     --------
                                                                          962,400      861,338
                                                                         --------     --------
Costs and expenses:
  Cost of raw materials and products purchased.........................   724,868      636,774
  Direct operating expenses............................................    93,791       88,490
  Selling, general, and administrative expenses........................    20,673       20,806
  Taxes, other than on income..........................................    11,974       11,911
  Dry holes and abandonments...........................................     4,115        1,516
  Depreciation, depletion, amortization, and lease impairment..........    39,683       38,445
  Interest charges, net................................................     9,738       11,958
                                                                         --------     --------
                                                                          904,842      809,900
                                                                         --------     --------
          Earnings before income taxes.................................    57,558       51,438
Income taxes...........................................................    19,536       17,948
                                                                         --------     --------
          Net earnings.................................................  $ 38,022     $ 33,490
                                                                         ========     ========
Earnings per common share..............................................  $   1.22     $   1.07
                                                                         ========     ========

          See accompanying notes to consolidated financial statements.

                          FINA, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                           1996         1995
                                                                         --------     --------
Cash flows provided by operating activities............................  $ 47,007     $ 31,032
Cash flows from investing activities:
  Additions to property, plant and equipment...........................   (38,588)     (22,398)
  Proceeds from sales of assets........................................     7,207        5,609
  Investments in and advances to affiliates............................      (570)      (1,406)
                                                                         --------     --------
          Net cash used in investing activities........................   (31,951)     (18,195)
                                                                         --------     --------
Cash flows from financing activities:
  Payments of long term debt and lease obligations.....................    (3,301)      (3,107)
  Net change in short term obligations.................................     4,000        5,000
  Issuance of common stock.............................................       171           14
  Dividends paid.......................................................   (18,727)     (15,595)
                                                                         --------     --------
          Net cash used in financing activities........................   (17,857)     (13,688)
                                                                         --------     --------
Net decrease in cash and cash equivalents..............................    (2,801)        (851)
Cash and cash equivalents at beginning of period.......................     7,271        3,533
                                                                         --------     --------
Cash and cash equivalents at end of period.............................  $  4,470     $  2,682
                                                                         ========     ========

          See accompanying notes to consolidated financial statements.

                          FINA, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                                  (UNAUDITED)

(1) The information furnished reflects all adjustments which are, in the opinion of management, necessary to a fair presentation of the results of the interim periods presented. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the operating results for the full fiscal year.

(2) Earnings per common share is based on the weighted average number of outstanding shares. Shares issuable upon the exercise of stock options are excluded from the computation since their effect is insignificant. The weighted average number of outstanding shares was 31,209,997 and 31,189,604 for the three months ended March 31, 1996 and 1995, respectively.

(3) FINA, Inc. is contingently liable under pending lawsuits and other claims, some of which involve substantial sums. Considering certain liabilities which have been set up for the lawsuits and claims, and the difficulty in determining the ultimate liability in some of these matters, internal counsel is of the opinion that the amounts, if any, which ultimately might be due in connection with such lawsuits and claims would not have a material adverse effect upon the Company's consolidated financial condition.

(4) These financial statements are for interim periods and do not include all detail normally provided in annual financial statements and should be read in conjunction with the consolidated financial statements of FINA, Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 included elsewhere herein.

(5) Fina Oil and Chemical Company ("FOCC"), a wholly-owned subsidiary of FINA, Inc., is the main operating subsidiary of the Company whose principle lines of business include crude oil and natural gas exploration and production; petroleum products refining, supply and transportation and marketing; and chemicals manufacturing and marketing. FOCC is proposing to issue senior debt securities which will be unconditionally guaranteed on an unsecured basis by the Company. Following is summary consolidated financial data for FOCC (in thousands).

                                                                     1996
                                                                  -----------
    At March 31:
      Current assets............................................  $   730,682
      Noncurrent assets.........................................    1,769,468
      Current liabilities.......................................     (577,088)
      Noncurrent liabilities(1).................................   (1,788,772)
                                                                  -----------
              Net Assets........................................  $   134,290
                                                                  ===========

                                                                     1996           1995
                                                                  -----------     --------
    Three months ended March 31:
      Sales and other operating revenues........................  $   857,808     $806,157
                                                                  ===========     ========
      Gross profit(2)...........................................  $    77,534     $ 85,139
                                                                  ===========     ========
      Net earnings..............................................  $    27,120     $ 32,804
                                                                  ===========     ========

- ---------------

(1) Includes intercompany accounts receivable and payable.

(2) Gross profit is defined as sales and other operating revenues less cost of raw materials and products purchased, direct operating expenses; taxes, other than on income; and depreciation, depletion, amortization and lease impairment.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, FINA OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR FINA SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                         ----
                            PROSPECTUS SUPPLEMENT
                 Use of Proceeds.......................   S-3
                 Capitalization........................   S-3
                 [Recent Developments..................   S-3]
                 Description of [Senior Debt
                   Securities].........................   S-3
                 Underwriting..........................   S-4
                                  PROSPECTUS
                 Available Information.................     2
                 Incorporation of Certain Documents by
                   Reference...........................     2
                 The Company...........................     3
                 The Guarantor.........................     3
                 Use of Proceeds.......................     4
                 Ratio of Earnings to Fixed Charges....     4
                 Summary of Selected Financial Data....     5
                 Description of Senior Debt
                   Securities..........................     7
                 Plan of Distribution..................    14
                 Legal Opinions........................    15
                 Experts...............................    15
                 Index to Consolidated Financial
                   Statements of FINA, Inc.............   F-1

                             ---------------------

     UNTIL             , 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE [SENIOR DEBT SECURITIES], WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS AND PROSPECTUS SUPPLEMENT. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS AND PROSPECTUS SUPPLEMENT WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                               $

                             FINA OIL AND CHEMICAL
                                    COMPANY

                            [SENIOR DEBT SECURITIES]

                        UNCONDITIONALLY AND IRREVOCABLY
                                 GUARANTEED BY

                                   FINA, INC.

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                                 [UNDERWRITERS]

                                     [DATE]


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    SEC Registration Fee....................................................  $ 43,103.50
    Trustee's Fees and Expenses (including legal fees)......................    17,000.00
    Accounting Fees and Expenses............................................    20,000.00
    Legal Fees and Expenses.................................................    75,000.00
    Printing Expenses.......................................................    42,000.00
    Blue Sky Fees and Expenses (including legal fees).......................    10,000.00
    Rating Agency Fees......................................................   100,000.00
    Miscellaneous...........................................................    10,000.00
                                                                              -----------
              Total.........................................................  $317,103.50
                                                                              ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrants, being Delaware corporations, are empowered by Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the respective Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The respective bylaws of each Registrant provide for indemnification by each Registrant of its respective directors and officers to the fullest extent permitted by the Delaware General Corporation Law. FINA maintains an insurance policy providing for indemnification of officers and directors of FINA and its subsidiaries, including FOCC, against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 16. EXHIBITS

     The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement.

ITEM 17. UNDERTAKINGS

     (a) Rule 415 offering.

     Each of the undersigned Registrants hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registrant Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by either of the Registrants pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings incorporating subsequent Exchange Act documents by reference.

     FINA, Inc. hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of said Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Acceleration of effectiveness.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of either Registrant pursuant to the provisions of Item 15, or otherwise, each of the Registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, as of June 26, 1996.

                                            FINA OIL AND CHEMICAL COMPANY

                                            By:     /s/  RON W. HADDOCK
                                                        Ron W. Haddock
                                                 President and CEO, Director

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Ron W. Haddock, Yves Bercy and Cullen M. Godfrey, or any of them, as attorney-in-fact to execute in the name and on behalf of each such person individually and in each capacity stated below and to file any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments, with all exhibits thereto and other documents in connection therewith.

              SIGNATURES AND TITLES                                             DATE
- -------------------------------------------------                      ----------------------
                         /s/  PAUL D.                                      June 26, 1996
                       MEEK
- -------------------------------------------------
                  Paul D. Meek
         Chairman of the Board, Director
                    /s/  RON W. HADDOCK                                    June 26, 1996
- -------------------------------------------------
                 Ron W. Haddock
           President and CEO, Director
          (Principal Executive Officer)
                           /s/  YVES                                       June 26, 1996
                       BERCY
- -------------------------------------------------
                   Yves Bercy
   Vice President, Chief Financial Officer and
                    Treasurer
  (Principal Financial and Accounting Officer)
                  /s/  CULLEN M. GODFREY                                   June 26, 1996
- -------------------------------------------------
                Cullen M. Godfrey
   Senior Vice President and General Counsel,
                     Director

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, as of June 26, 1996.

                                            FINA, INC.

                                            By:    /s/  CULLEN M. GODFREY
                                            ------------------------------------
                                                     Cullen M. Godfrey
                                              Senior Vice President, Secretary
                                                    and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Ron W. Haddock, Yves Bercy and Cullen M. Godfrey, or any of them, as attorney-in-fact to execute in the name and on behalf of each such person individually and in each capacity stated below and to file any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments, with all exhibits thereto and other documents in connection therewith.

              SIGNATURES AND TITLES                                             DATE
- -------------------------------------------------                      ----------------------
                /s/  PAUL D. MEEK                                          June 26, 1996
- -------------------------------------------------
                  Paul D. Meek
         Chairman of the Board, Director

               /s/  RON W. HADDOCK                                         June 26, 1996
- -------------------------------------------------
                 Ron W. Haddock
           President and CEO, Director
          (Principal Executive Officer)

             /s/  FRANCOIS CORNELIS                                        June 26, 1996
- -------------------------------------------------
                Francois Cornelis
                    Director

            /s/  AXEL DE BROQUEVILLE                                       June 26, 1996
- -------------------------------------------------
               Axel De Broqueville
                    Director

           /s/  MICHEL MARC DELCOMMUNE                                     June 26, 1996
- -------------------------------------------------
             Michel Marc Delcommune
                    Director

               /s/  ERNESTO MARCOS                                         June 26, 1996
- -------------------------------------------------
                 Ernesto Marcos
                    Director

               /s/  JOSE G. REBELO                                         June 26, 1996
- -------------------------------------------------
                 Jose G. Rebelo
                    Director

           /s/  PATRICIA M. WALLINGTON                                     June 26, 1996
- -------------------------------------------------
             Patricia M. Wallington
                    Director

                 /s/  YVES BERCY                                           June 26, 1996
- -------------------------------------------------
                   Yves Bercy
   Vice President, Chief Financial Officer and
                     Treasurer
  (Principal Financial and Accounting Officer)

                               INDEX TO EXHIBITS

                                                                                     SEQUENTIALLY
                                      EXHIBIT                                          NUMBERED
                                      NUMBER                                             PAGE
- -----------------------------------------------------------------------------------  ------------
(1a)    Form of Underwriting Agreement, including form of Pricing Agreement
(4a1)   Certificate of Incorporation of the Company
(4a2)   Certificate of Incorporation of FINA (filed as Exhibit 3a to FINA's Annual
        Report on Form 10-K for the fiscal year ended December 31, 1995, and incorporated herein by reference)
(4b1)   Bylaws of the Company
(4b2)   Bylaws of FINA (filed as Exhibit 3b to FINA's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and incorporated herein by reference)
(4c)    Form of Indenture with respect to Senior Debt Securities ("Indenture"), including form of Senior Debt Security, to be entered into among the
        Company, as issuer, FINA, Inc., as guarantor, and Texas Commerce Bank
        National Association, as Trustee
(4d)    Form of Indenture Supplement to Indenture
(5a)    Opinion of Cullen M. Godfrey, Esq.
(12a)   Computation of Ratio of Earnings to Fixed Charges
(23a)   Consent of KPMG Peat Marwick LLP
(23b)   Consent of Cullen M. Godfrey, Esq. (contained in his opinion filed as
        Exhibit (5a)
(24a)   Power of attorney of certain signatories (contained on signature pages included in Part II of the Registration Statement)
(25a)   Form T-1 Statement of Eligibility and Qualification under the Trust
        Indenture Act of 1939, as amended, with respect to Trustee for Senior Debt
        Securities
(99a)   Form of Prospectus Supplement (contained in Part I of this Registration
        Statement)